As filed with the Securities and Exchange Commission on June 9, 1995

                                                 Registration No. 33-

________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
               (Exact name of registrant as specified in charter)

         Barbados                               Not Applicable
(State or other jurisdiction             (I.R.S. employer identification
of incorporation or organization)                   number)

                            Financial Services Centre
                               Bishops Court Hill
                           St. Michael, Barbados, W.I.
                                 (809) 436-4895
                        (Address and telephone number of
                           principal executive office)

                    RONALD W. JONES, Vice-President, Finance
                 Motors Mechanical Reinsurance Company, Limited
                            Financial Services Centre
                               Bishops Court Hill
                           St. Michael, Barbados, W.I.
                                 (809) 436-4895
            (Name, address and telephone number of agent for service)

                                    Copy to:
                             David R. Woodward, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                          1875 Connecticut Avenue, N.W.
                             Washington, D.C.  20009

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. (X)

If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(i) of this form, check the following box.( )

                         CALCULATION OF REGISTRATION FEE

________________________________________________________________________________
                                         Proposed    Proposed
                                         maximum     maximum
Title of each                            offering    aggregate   Amount of
class of securities     Amount to be     price       offering    registration
to be registered        registered       per unit    price       fee

________________________________________________________________________________

 Shares of Participating
 Stock (no par value)   12,000 shs         $75       $900,000    $310.34

________________________________________________________________________________
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that the registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to section 8(a), may determine.


                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                          Cross reference sheet between
                        Items of Form S-2 and Prospectus
                             Pursuant to Item 501(b)
                                of Regulation S-K

     FORM S-2 ITEM NO.                       CAPTION OR
       AND CAPTION                           LOCATION IN PROSPECTUS

  1. Forepart of Registration Statement
     and Outside Front Cover Page of
     Prospectus .......................      Front Cover

  2. Inside Front Page and Outside Back
     Cover Pages of Prospectus ........      Inside Front Cover; Outside
                                             Back Cover

  3. Summary Information, Risk Factors
     and Ratio of Earnings to Fixed
     Charges ..........................      Summary; Risk Factors

  4. Use of Proceeds ..................      Use of Proceeds

  5. Determination of Offering Price ..      Determination of Offering
                                             Price

  6. Dilution .........................      Not Applicable

  7. Selling Security Holdings ........      Not Applicable

  8. Plan of Distribution .............      Plan of Distribution

  9. Description of Securities to be
     Registered .......................      Description of Capital Stock

 10. Interests of Named Experts and
     Counsel ..........................      Not Applicable

 11. Information With Respect to the
     Registrant .......................      Summary; Use of
                                             Proceeds; Business of the Company;
                                             Capitalization;
                                             Management

12. Incorporation of Certain Information     Incorporation of Certain
    by Reference                             Information by Reference

13. Disclosure of Commission Position
     on Indemnification for Securities
     Act Liabilities ..................      Not Applicable


                      P   R   O   S   P   E   C   T   U   S

                 Motors Mechanical Reinsurance Company, Limited
                      12,000 Shares of Participating Stock

THE SECURITIES OFFERED HEREBY INVOLVE SIGNIFICANT RISK, ARE SUBJECT TO SUBSTANTIAL RESTRICTIONS ON TRANSFER, AND WILL NOT BE READILY MARKETABLE. OFFEREES SHOULD REFER TO THE SECTION CAPTIONED "RISK FACTORS".

Motors Mechanical Reinsurance Company, Limited, a Barbados company, is engaged in the business of assuming risks in respect of certain insurance policies covering motor vehicle mechanical repairs. (See "Business of the Company.")

The shares of Participating Stock of the Company offered by this Prospectus (the "Shares") are divided into 120 series, and the authorized number of Shares of each series is 100 Shares. The offering price is $75.00 per Share. (See "Description of Capital Stock.") ALL AMOUNTS OF MONEY SHOWN IN THIS PROSPECTUS ARE STATED IN U.S. DOLLARS.

The Company is offering Shares of a series only to persons certified by the owners of motor vehicle franchises to be identified with that series and only if it receives Stock Purchase Agreements executed by such persons which are acceptable to the Company in its sole discretion.

The Shares are being sold, on a continuous basis, by certain employes of Motors Insurance Corporation ("MIC"), who are not compensated specifically for their services in this regard. (See "Plan of Distribution.")

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                            Underwriting
                                Price to    discounts and     Proceeds
                                 public      commissions      to issuer

Per Share                        $75.00         None            $75.00

Total 12,000 shares            $900,000         None          $900,000


            The date of this Prospectus is           , 1995.

The Company, certain of its directors, and certain experts named herein are residents of Barbados, and all or a substantial portion of the assets of the Company and of such persons are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or such persons, or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of the Securities Act of 1933, as amended (the "1933 Act"). The Company has been advised by its Barbados counsel, Evelyn, Gittens & Farmer, that there is doubt as to whether Barbados courts would (1) enforce judgments of United States courts obtained against the Company or such persons predicated upon the civil liability provisions of the 1933 Act, or (2) impose, in original actions in Barbados, liabilities against the Company or such persons predicated upon the 1933 Act.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the offices of the Commission, at Room 1024, 450 Fifth Street, N.W., Washington, D.C.; Room 1204, Kluczynski Federal Building, 230 South Dearborn Street, Chicago, Illinois; and Room 1102, Jacob K. Javits Building, 26 Federal Plaza, New York, New York. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

The Company furnishes to its stockholders annual reports containing financial statements that reflect the Company's overall results and condition and that have been audited and reported upon by independent public accountants, and quarterly reports for each of the first three quarters of each fiscal year containing unaudited financial information. In addition, the Company furnishes to each holder of Shares of a series a quarterly statement containing unaudited financial information relating to such series. The reports furnished by the Company contain information prepared in accordance with accounting principles generally accepted in the United States.


                            TABLE OF CONTENTS

                                                                     Page

DEFINITIONS .......................................................
SUMMARY ...........................................................
RISK FACTORS ......................................................
 Relationship with MIC ............................................
 Restrictions Applicable to Certain Retrocessions .................
 Extension of New Vehicle Warranties ..............................
 Risk of Underwriting Losses ......................................
 Investment Experience ............................................
 United States Tax Considerations .................................
 Risks Related to Foreign Business Operations .....................
 Competition and Loss of Business .................................
 Barbados Regulatory Limitations ..................................
 Reliance on Outside Consultants ..................................
 Dividends ........................................................
 No Public Market; Restrictions on Transfers ......................
 Share Redemption..................................................
ELIGIBILITY TO PURCHASE THE SHARES ................................
USE OF PROCEEDS ...................................................
DETERMINATION OF OFFERING PRICE ...................................
DIVIDENDS .........................................................
BUSINESS OF THE COMPANY ...........................................
SELECTED FINANCIAL DATA............................................
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS .............................
MANAGEMENT ........................................................
DESCRIPTION OF CAPITAL STOCK ......................................
 Allocations to Subsidiary Capital Accounts .......................
 Voting Rights ....................................................
  Election of Directors ...........................................
  Proxies .........................................................
  Liquidation .....................................................
  Changes in Articles and By-Laws .................................
  Other Matters ...................................................
 Redemption .......................................................
 Liquidation ......................................................
 Restrictions on Transfer .........................................
  Transfers of Less Than All Shares of a Series ...................
  Right of First Refusal ..........................................
  Exceptions for Certain Transfers ................................
  Provisions Applicable to All Transfers ..........................
 Common Stock .....................................................
 Barbados Corporate Law Provisions ................................
  Dividends and Distributions .....................................
  Repurchase ......................................................
  Shareholders' Remedies ..........................................
  Enforcement of United States Judgments ..........................
  Indemnification .................................................
  Inspection of Corporate Records .................................
PLAN OF DISTRIBUTION ..............................................
 Purchase Procedures ..............................................
 Terms of Sale ....................................................
 Conditions of Sale ...............................................
  Approval of Purchase ............................................
 Termination of Offering ..........................................
UNITED STATES FEDERAL TAX CONSIDERATIONS ..........................
 United States - Barbados Income Tax Treaty .......................
 United States Premium Excise Tax .................................
 United States Federal Income Tax Risks and
  Consequences -- the Company .....................................
 United States Federal Income Tax Consequences -- the Shareholders.
LEGAL MATTERS .....................................................
EXPERTS ...........................................................
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE .................
ADDITIONAL INFORMATION ............................................
INDEPENDENT AUDITORS' REPORT ......................................
FINANCIAL STATEMENTS...............................................
APPENDIX   A (Restated Articles of Incorporation of the Company)...
APPENDIX   B (Stock Purchase Agreement)............................
APPENDIX   C (Certification Form)..................................

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

DEFINITIONS

As used in this Prospectus, the following terms have the particular meanings set forth below.

Common Stock -- The class of shares held by MIC.

Company -- Motors Mechanical Reinsurance Company, Limited.

Eligible Purchaser -- An individual or entity certified, by the owner(s) of the Franchise(s) for which an MIC Agency Account is maintained, as a purchaser of all or part of a series of Shares in respect of such MIC Agency Account.

Franchise -- A right conferred by a motor vehicle manufacturer pursuant to a written agreement which permits the grantee to sell the manufacturer's new motor vehicles.

MIC -- Motors Insurance Corporation.

MIC Agency Account -- The separate business record maintained by MIC or any of its subsidiaries to track volume, experience, and commissions with respect to insurance business related to any one or more particular Franchises.

Policies -- Insurance policies issued by any MIC subsidiary and reinsured by MIC that cover motor vehicle mechanical repair risks, to the extent that risks under such policies are attributable to an MIC Agency Account in respect of which a series of Shares is issued and outstanding, provided, that fleet coverages, medium duty truck business and maintenance plans are not reinsured.

Premium Income -- As used in the context of Barbados insurance laws, net premiums after deducting any premiums paid by the Company for reinsurance. Retrocession Agreement -- The agreement or agreements entered into between the Company and MIC pursuant to which a specified portion of the risks arising under the Policies is transferred to the Company.

Shares -- Shares of the Participating Stock of the Company.

Stock Purchase Agreement -- The agreement entered into between the Company and a purchaser of Shares, in the form approved by the Company's Board of Directors.

Subsidiary Capital Account -- The subsidiary bookkeeping record established by the Company for a particular series of shares or class of stock and maintained for the purpose of accounting for items of income and expense, gains and losses, capital contributions, and shareholder distributions which are allocated to the particular series of shares or class of stock.

                                     SUMMARY

The following summary is qualified in its entirety by the detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

THE COMPANY

The Company was incorporated under the laws of Barbados on June 12, 1986 and is registered as a licensee under the Barbados Exempt Insurance Act, 1983 to carry on the business of an Exempt Insurance Company from within Barbados. Its registered and principal offices are located in St. Michael, Barbados. The Company is engaged in the business of assuming insurance risks with respect to motor vehicle mechanical breakdowns insured under policies that are reinsured by MIC. The Company conducts its operations within or from Barbados. (See "Business of the Company.")


THE OFFERING

Securities Being
Offered ...........      Participating Stock, not to exceed 12,000 shares, in
                         series of 100 shares each, without nominal or par value. (See "Description of Capital Stock.")

Offering Price ....      $75.00 per Share, or $7,500 per series.

Terms of Offering .      Shares of a series of Participating Stock will be
                         issued with respect to a specific MIC Agency Account.
                         Only one series of Shares will be issued with respect to each MIC Agency Account. An entire series must be purchased by one or more Eligible Purchasers. (See
                         "Eligibility to Purchase the Shares.")

Offering Period ...      This offering commenced as of the date of this
                         Prospectus and, subject to termination by the Board of Directors of the Company (the "Board"), will be continuous in accordance with Rule 415 under the 1933
                         Act. All funds paid by an Eligible Purchaser will be held for the benefit of the Company in an escrow account at Barclays Bank PLC in Bridgetown, Barbados until such time as the related Stock Purchase Agreement has been accepted by the Company. Upon acceptance by the Company of a Stock Purchase Agreement, funds will be paid to the Company and Shares will be issued.


Purchase Procedure..     Eligible Purchasers who wish to purchase Shares will be
                         required to submit to the Company in Barbados the following: (1) two executed Stock Purchase Agreements;
                         (2) a certified or cashier's check in the amount of the purchase price of the Shares payable to "Motors
                         Mechanical Reinsurance Company, Limited -- Escrow
                         Account"; and (3) certification of eligibility.  (See
                         "Eligibility to Purchase the Shares.")

Restrictions on
Transfer ..........      Subject to certain exceptions, the transfer of Shares
                         is subject to the Company's right of first refusal. In addition, the transfer of less than all of the Shares of a series requires prior written consent of the Company. (See "Description of Capital Stock --
                         Restrictions on Transfer.")

Voting Rights .....      Holders of shares of Participating Stock as a class are
                         entitled to elect one out of six members of the Board.
                         Their right to vote on other matters is limited.  (See
                         "Description of Capital Stock -- Voting Rights.")

Risk Factors ......      This investment is subject to significant risks.  (See
                         "Risk Factors.")

Capital Structure..      As of March 31, 1995, 23,100 shares of Participating
                         Stock representing 231 series were issued and outstanding and were held by 394 shareholders. In addition to the Shares, the Company has authorized
                         2,000 shares of Common Stock without nominal or par value, all of which have been issued to MIC and are outstanding.

Use of Proceeds ...      The proceeds of this offering are added to general
                         funds of the Company and utilized in its insurance business. (See "Use of Proceeds.")

Plan of
Distribution ......      The Shares are being sold by employes of MIC, on a
                         continuous basis. Neither MIC nor its employes are compensated specifically for their services in that regard, and no commissions are charged or paid in connection with sales of the Shares. (See "Plan of Distribution.")

                                  RISK FACTORS

Investment in the Company is subject to significant risk. Prospective investors should carefully consider, together with the information contained elsewhere in this Prospectus, the following:

Relationship with MIC. MIC owns all of the Common Stock of the Company, which permits it to control the Board and determine, among other things, the selection of the Company's officers, outside insurance management company and outside investment adviser. (See "Description of Capital Stock.") The Company has entered into a Retrocession Agreement with MIC pursuant to which risks that MIC reinsures under Policies are "retroceded" to the Company. (See "Business of the Company.") The Company relies entirely on the Retrocession Agreement and, thus, on MIC for its business. Therefore, any matters adversely affecting MIC may have an adverse impact on the insurance business of the Company. In addition, it should be noted that, under the Retrocession Agreement, only business identified with certain MIC Agency Accounts is retroceded. MIC and its subsidiaries have the power to terminate agency agreements and otherwise limit the Company's insurance business with respect to MIC Agency Accounts.

Pursuant to the Retrocession Agreement, the Company must pay to MIC the amounts of any and all claims paid by MIC in respect of the Policies. Although the Company may, at its own expense, be associated with MIC in the defense of any claim, MIC or its subsidiaries generally have full authority to investigate and settle, or defend, all claims.

The Retrocession Agreement extends for an indefinite term. It generally may be terminated at any time by MIC or the Company upon 30 days written notice. In the event that the Retrocession Agreement were terminated, there is no assurance that the Company could make arrangements which would allow it to continue to operate in the manner described in this Prospectus.

Restrictions Applicable to Certain Retrocessions. At the present time, MIC believes that there is no federal or state law or regulation that impairs its ability to retrocede its risks under the Policies to the Company. However, certain state insurance laws and regulations are imprecise and subject to varied interpretations, and it is possible that some state administrators could seek to limit retrocession arrangements with a non-United States insurance company or with an insurance company that is affiliated with the ceding company or its agents. Moreover, from time to time, there are legislative and regulatory proposals that could, if adopted, affect the MIC retrocession.

Extension of New Vehicle Warranties. Sales of mechanical breakdown coverages, and thus the business of the Company, may be adversely affected by changes in warranties provided by manufacturers for new motor vehicles. If such warranties are expanded, there could be an adverse effect on the sales of mechanical breakdown insurance coverage, and thus on the retrocession business of the Company. Beginning with 1989 models, GM's basic warranty was modified to cover defects in material and workmanship on all components of new vehicles for 36 months or 50,000 miles subject to a $100 deductible after the first 12 months or 12,000 miles. Beginning with 1992 models, GM's basic warranty was modified to apply for 36 months or 36,000 miles; however, the previously existing $100 deductible was eliminated.

Risk of Underwriting Losses. Mechanical breakdown risks are unpredictable and highly volatile. If losses and expenses incurred by the Company were to exceed its premium and investment income, the Company would incur net losses.

Each series of Shares bears 90% of the losses incurred (to the extent of its respective Subsidiary Capital Account balance) with respect to business attributable to the MIC Agency Account related to such series as well as a pro rata share of 10% of all losses incurred by the Company. To the extent such losses are substantial, a holder of Shares might sustain a loss of all or a portion of his or her investment even if other holders of Shares are not similarly affected. In addition, underwriting losses allocable to a particular series may, under certain circumstances, be allocated to the other series. (See "Description of Capital Stock -- Allocations to Subsidiary Capital Accounts.")

Investment Experience. The profitability of the Company depends in part on the amount of income that the Company earns on its investments. There can be no assurance that the Company will earn a net investment return which, when added to its underwriting income, will be sufficient to offset its liability for claims and expenses. In addition, the Company could suffer investment losses due to declines in the market values of securities in which it invests which may be caused by, among other things, volatile interest rates. Substantially all of the Company's assets are currently invested in U.S. dollar-denominated securities issued outside of the United States by non-United States private or governmental issuers and U.S. dollar-denominated bank certificates of deposit issued by foreign banks and foreign branches of U.S. banks. Investing in such securities subjects the Company to certain risks not generally associated with securities issued in the United States. Moreover, the Company has recently been authorized to invest in non-dollar denominated bonds on a fully currency-hedged basis. When effectively implemented, such forward foreign currency transactions will minimize the risk of loss resulting from a decline in the value of the foreign currency relative to the dollar, but may also limit the potential for gain in the event the foreign currency's value increases in relation to the value of the dollar. The instruments that may be used to hedge non-U.S. dollar denominated investments could involve, to varying degrees, elements of credit risk in the event a counterparty should default on its obligation under the hedge instrument. Such credit risk is managed through the selection of financially sound counterparties and periodic monitoring of counterparty financial condition.

United States Tax Considerations. As discussed elsewhere herein, the Company conducts a reinsurance business in Barbados and executes and administers its reinsurance agreements and manages its business affairs from Barbados. On this basis, the Company believes that it should not be deemed to be engaged in business within the United States through a permanent establishment, and, therefore, the Company believes it should not be subject to United States income tax. However, given the factual nature of the questions involved and certain aspects of the Company's treaty reinsurance program related to the United States, there can be no assurance that for tax purposes the Company ultimately will not be deemed to be engaged in business within the United States through a permanent establishment. In such event, the Company would be subject to United States income tax on business profits attributable to such permanent establishment, as well as an additional 5% branch profits tax.

Under captive insurance company provisions contained in the Internal Revenue Code, each holder of Shares generally will be subject to United States income tax currently on his or her pro rata share of the earnings of the Company, whether or not such earnings are distributed. To the extent that the Company were subject to United States income tax on its business profits, the holders of Shares would not be subject to current tax on such profits, but the holders of Shares would be subject to tax on actual distributions of the Company with respect to such profits. (See "United States Federal Tax Considerations -- United States Federal Income Tax Consequences -- the Shareholders.")

No representation is made as to the effect that any change in United States tax laws or the interpretation thereof may have on the Company or holders of Shares.

Risks Related to Foreign Business Operations. The Company's business is conducted outside of the United States and may, consequently, be affected by changes in foreign governments and by other political and economic conditions. As a Barbados corporation, the Company is subject to the provisions of the Barbados Companies Act, 1982. (See "Description of Capital Stock -- Barbados Corporate Law Provisions.") In addition, the Company has received a guarantee from the Barbados Minister of Finance exempting it from Barbados taxes for a period ending December 31, 2001, and although the Company has recently initiated steps to have the guarantee extended, there is no assurance that an extension will be granted.

Competition and Loss of Business. The business of insuring motor vehicle mechanical breakdown risks is highly competitive, with many companies seeking the business produced by motor vehicle dealers. Since all of the Company's business is currently derived from the Retrocession Agreement, the volume of the Company's business is dependent, to some extent, upon the marketability of agreements and plans developed by GM and its subsidiaries, including MIC, and offered through motor vehicle dealers. In addition, GM may choose not to insure its liability under mechanical repair plans with MIC or its subsidiaries. MIC management believes that at present, MIC and its subsidiaries underwrite approximately 20% of the mechanical breakdown insurance in the United States on new GM vehicles.

Barbados Regulatory Limitations. To the extent that the net asset value of the Company does not meet the minimum requirements for the Company as a whole under Barbados insurance laws and to the extent that a Subsidiary Capital Account does not support the business related to such account, the Company may reduce the amount of its business attributable to such deficient Subsidiary Capital Account.

Reliance on Outside Consultants. The Company does not have any full-time officers or employes. The Company relies on outside consultants for insurance management, day-to-day administrative services, and investment advice. (See "Business of the Company.")

Dividends. Although the Company's Restated Articles of Incorporation (the "Articles") (see Appendix A) provide for a minimum annual dividend to holders of Shares under certain circumstances, the ability of the Company to pay any dividend is subject to compliance with Barbados insurance regulatory requirements, the Barbados Companies Act and other limitations provided in the Company's Articles. (See "Dividends.")
No Public Market; Restrictions on Transfers. There is no public market for the Participating Stock or the other capital stock of the Company, and none is expected to develop. In addition, the Participating Stock is subject to substantial restrictions on transfer. Except for transfers to certain members of a transferor's family, certain trusts, certain business affiliates, or estates, a transfer of any series of shares is subject to the Company's right of first refusal, and a transfer of less than all of the shares of a series cannot be made without the express written consent of the Company. All transferees must agree to be bound by the provisions of a Stock Purchase Agreement, including, among other things, restrictions on the transfer of their shares. (See "Description of Capital Stock -- Restrictions on Transfer," "Eligibility to Purchase the Shares," and "Plan of Distribution.")

Share Redemption. The Board of Directors of the Company has the right to cause a redemption of the shares of Participating Stock of any series at any time and for any reason. This permits, among other things, the Board of Directors to redeem, at its discretion, shareholders who produce unsatisfactory business on a continuing basis. The Board also may reject a request for redemption by a shareholder. (See "Description of Capital Stock -- Redemption.")

                       ELIGIBILITY TO PURCHASE THE SHARES

Shares of a series may be purchased only by an individual or entity certified by all the owner(s) of the Franchise(s) for which an MIC Agency Account is maintained, as a purchaser of all or part of a series of Shares in respect of such MIC Agency Account ("Eligible Purchaser"). There are no formal eligibility requirements for certification. Franchise owner(s) have complete discretion with respect to whom they choose to certify (including themselves), provided that all beneficial owners of the dealership operating under the Franchise consent to such designation. In addition, the Company has complete discretion to accept or reject any offer to purchase Shares. No more than one series of Shares is issued with respect to each MIC Agency Account. No Shares of a series are issued unless executed Stock Purchase Agreements (see Appendix B) for all Shares of that series have been received and accepted by the Company.

A prospective purchaser is considered to be properly certified if the Company has received a certificate in the form furnished by the Company (see Appendix C) from each owner of the particular Franchise(s) stating that the prospective purchaser has been designated by such owner(s) to be eligible to purchase the particular Shares and representing that all beneficial owners of the dealership operating under the Franchise have consented to such designation. In addition, the prospective purchaser must execute a Stock Purchase Agreement and forward that agreement, together with payment for the Shares purchased, to the Company. Stock Purchase Agreements are subject to acceptance by the Company. (See "Plan of Distribution.")

Transfer of Shares is subject to certain restrictions. If less than all the Shares of a series are transferred, the Company must give its consent. In addition, the Company has a right of first refusal to purchase any Shares which the holder attempts to transfer. However, a transfer is not subject to either of the foregoing restrictions if the transferee falls into one of the categories of designated transferees set forth in the Articles. (See "Description of Capital Stock -- Restrictions on Transfer.")

                                 USE OF PROCEEDS

The offering of the Shares pursuant to this Prospectus is being made on a continuous basis. This means that it is not possible to predict how many series of Shares will ultimately be purchased or the maximum net proceeds to be derived by the Company from this offering.

The proceeds derived from this offering are added to the general funds of the Company to provide capital to support its insurance business. Under Barbados law, the Company is required to have minimum net assets, determined by reference to the annual earned premium. All of the Company's available capital, including the proceeds of this offering, is invested by its investment advisor in accordance with guidelines established by the Board. The Company believes that the proceeds derived from this offering will be sufficient, together with its other capital, to support the Company's insurance operations for the foreseeable future.

                         DETERMINATION OF OFFERING PRICE

There is no public trading market for the Shares nor is one expected to develop. The price per Share reflects the projected capital needs of the Company and bears no relationship to any valuation criteria.

                                    DIVIDENDS

Dividends may be declared and paid at the discretion of the Board, provided that each holder of Shares of a series will be entitled to receive a minimum dividend, payable annually, equal to 20% of the annual net income attributable to the Subsidiary Capital Account associated with that series of Shares. In all events, however, dividends are subject to the restrictions described in the following paragraphs.

Pursuant to the general corporate laws of Barbados, dividends on the Shares are payable only if after the payment: (a) the Company would be able to pay its liabilities as they come due; and (b) the realizable value of the Company's assets exceeds its liabilities and stated capital of all classes. Dividends may not be paid out of unrealized gains. Further, under Barbados insurance law, the Company is required to maintain a minimum capitalization of $125,000 and, in addition, the recorded value of its assets must exceed its liabilities by: (a) $125,000 where the earned premium in the preceding financial year did not exceed $750,000; (b) an amount equal to 20% of the earned premium for the preceding financial year, where such income exceeded $750,000 but did not exceed $5,000,000; and (c) an amount equal to the aggregate of $1,000,000 and 10% of the amount by which the earned premium for the preceding financial year exceeded $5,000,000. (See "Description of Capital Stock -- Barbados Corporate Law Provisions.")

In addition to the provisions of Barbados law, the Articles place limitations on the payment of dividends. Dividends may be declared and paid only out of the earned surplus of the Company and only if the Company, after giving effect to the distribution, meets the Barbados margin of solvency requirements without regard to any letters of credit. Further, dividends with respect to any series of Shares may be paid only out of earned surplus attributable to the Subsidiary Capital Account identified with those Shares, and only to the extent that, after giving effect to the dividend, the capital and surplus identified with that Subsidiary Capital Account (without regard to any guarantee or letter of credit) would meet its pro rata share, based on allocable Premium Income, of the minimum margin of solvency required of the Company under Barbados law, as described in the preceding paragraph. To the extent a dividend, other than a minimum dividend, is declared on the Shares, it will be declared and paid subject to the foregoing limitations on all series of Shares as a percentage of the net income and/or earned surplus attributable to each series, provided that such percentage may vary with the level of net income and/or earned surplus.

In April of 1993, the Company declared a dividend on the Shares aggregating $2,021,504. This dividend was declared as a varying percentage of earned surplus attributable to each series of Shares with the percentage applicable to each series varying from 30% to 50% depending on the amount of earned surplus attributable to such series. In April of 1994, the Company declared a dividend on the Shares aggregating $2,156,304. This dividend was declared as a varying percentage applicable to each series varying from 20% to 55% depending on the amount of earned surplus attributable to such series. In April 1995, the Company declared a dividend on the Shares aggregating $1,188,614. This dividend was declared as a varying percentage applicable to each series varying from 15% to 40% depending on the amount of earned surplus attributable to such series. Dividends on the Common Stock are also subject to the restrictions under Barbados law and the Articles described above. In addition, the Articles provide that dividends may not be declared or paid on the Common Stock unless and until each holder of Shares of a series has received any minimum dividend to which he is entitled for the current period and may be declared and paid only to the extent that the earned surplus attributable to the Common Stock exceeds Restricted Earned Surplus. (See "Description of Capital Stock -- Allocations to Subsidiary Capital Accounts.")

                             BUSINESS OF THE COMPANY

The business of the Company is the assumption of risks arising under mechanical breakdown protection plans sold to purchasers of automobiles. These plans provide coverage against specific automobile mechanical breakdowns during the manufacturer's new vehicle warranty period that are not attributed to manufacturing defects and coverage for certain specified mechanical breakdowns (whether or not caused by manufacturing defects) beyond the period covered by the manufacturer's warranty. The risk of loss under these plans is covered by insurance policies that are issued either to General Motors Corporation ("GM") or to automobile dealers, reinsured by MIC, and retroceded to the Company to the extent that such policies are attributable to an MIC Agency Account in respect of which a series of Shares is issued and outstanding.

Reinsurance is a means of transferring the risk of loss arising under a contract of insurance from the company that initially insured the risk to the reinsurer. Retrocession is the transfer of the risk borne by the reinsurer (the "retroceding company") to another company which, in turn, assumes such risk (the "retrocessionaire"). Retrocession agreements are of numerous different types and may be individually negotiated by the parties to meet particular needs. Under a "quota share" indemnity retrocession agreement, such as the Retrocession Agreement between MIC and the Company, the retrocessionaire (the Company) is paid ("ceded") a certain percentage of the premiums collected by the retroceding company (MIC) and, in return, agrees to indemnify the retroceding company for a certain percentage of the losses in respect of those risks. Further, a "treaty" arrangement, such as is involved here, covers all risks of a defined class. Under the terms of the Retrocession Agreement, the Company assumes 100% of each risk retroceded to it by MIC in return for which it receives 75% of the gross premium with respect to the risk, reduced by related agents' or brokers' commission if any.

A major source of income to the Company is income earned on the investment of amounts not currently required to meet claims or expenses. The principal funds available for investment by the Company come from accumulated capital, and the cumulative excess of premiums collected over losses and operating expenses paid. Rothschild Asset Management Limited ("Rothschild") manages the investment and reinvestment of the Company's funds in accordance with the investment policies and guidelines established by the Board. Rothschild charges a management fee of 0.3% per annum on the first $20,000,000 of assets under management based on the market value of the Company's investment portfolio at the end of each calendar quarter, and 0.15% per annum on the excess thereof.

The Company has entered into an Insurance Management Agreement (the "Management Agreement") with Alexander Insurance Managers (Barbados) Ltd. (the "Manager"), pursuant to which the Manager collects and disburses funds on behalf of the Company, provides bookkeeping, clerical, telephone, telex, and other services for the Company, and advises and consults with the Company in regard to all aspects of the Company's retrocession activities. Under the terms of the Management Agreement, the Company pays the Manager a fee based on hourly rates for services performed. For the year ended December 31, 1994, the Company paid fees to the Manager in the amount of $176,154.

                             SELECTED FINANCIAL DATA

The Company became operational during the fiscal year ended January 31, 1988. The Company's first year of full operation was the fiscal year ended January 31, 1989. In May of 1990, the Company changed its fiscal year end from January 31 to December 31. A full 12 months of underwriting activity are reflected in the financial statements for all periods presented. The results of operations for the 11-month period ended December 31, 1990, however, include only 11 months' investment income and administrative expense. Accordingly, results for the 11 month period ended December 31, 1990 are not fully comparable with results for full fiscal years.<F1>

The following selected financial data for the years ended December 31, 1994, 1993, 1992 and 1991, and the eleven month period ended December 31, 1990 have been derived from financial statements audited by Deloitte & Touche, independent chartered accountants, whose report with respect to their audits of the financial statements as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 is included elsewhere in this Prospectus. The data presented for the three month periods ended March 31, 1995 and 1994 are derived from unaudited financial statements presented elsewhere in this Prospectus and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for such periods. The results for the three month period ended March 31, 1995 are not necessarily indicative of the results to be expected for the full fiscal year. This information should be read in conjunction with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this Prospectus.

                                                          December 31<F3>
                        1994          1993           1992         1991         1990

Premiums Assumed     $38,371,896   $27,779,063    $19,386,455  $16,784,405  $12,957,759
                     ___________   ___________    ___________  ___________  ___________
Premiums Earned       21,316,685    15,429,611     13,005,184   10,292,788    8,177,525
Net Investment
  Income               1,227,816     2,700,242      2,522,712    1,792,947      843,021
                      __________   ___________    ___________  ___________   __________
Total Income          22,544,501    18,129,853     15,527,896   12,085,735    9,020,546
Less Losses and
  Expenses            20,825,943    15,425,146     12,020,682   10,165,350    8,280,612
Net Income<F2>         1,718,558     2,704,707      3,507,214    1,920,385      739,934
                     ___________    ___________    ___________  ___________  __________
Dividends Per
  Common Share                0              0              0            0            0
Total Assets         66,012,284     50,359,633     36,847,490   28,124,056   18,759,382
Total Policy
  Reserves and
  Other Liabilities  60,246,641     42,430,269     29,777,783   23,148,003   16,347,245
Stockholders' Equity  5,765,643      7,929,364      7,069,707    4,976,053    2,412,137
Dividends Paid on
  Participating
  Shares              2,156,304      2,021,504      1,021,705      150,317      114,376

                                    Three Months Ended March 31
                                         1995             1994
                                         ____             ____

Premiums Assumed                     $9,642,726        $8,816,331
                                     __________        __________
Premiums Earned                       6,312,389         4,571,906
Net Investment Income                   369,281           267,303
                                     __________        __________
Total Income                          6,681,670         4,839,209
Less Losses and Expenses              6,191,253         4,516,391
                                     __________        __________
Net Income                              490,417           322,818
                                     __________        __________

                                        March 31, 1995

Total Assets                               71,980,863
Total Policy Reserves and
  Other Liabilities                        63,782,688
Stockholders' Equity                        8,198,175
Dividends Paid on Participating Shares              0



<F1> For the 11-month period ended December 31, 1989, the Company had $5,183,768 of earned premium, $673,785 of investment income and incurred $5,278,717 of losses and expenses. The net income of the Company for the period was $578,836.

<F2> Information as to earnings per share is not provided inasmuch as the results for each series of stock will vary with the underwriting experience attributable to each Subsidiary Capital Account established with respect to that series. See Note 2(f) to the financial statements.

<F3> In May of 1990, the Company changed its fiscal year end from January 31 to
December 31.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity. The Company expects to generate sufficient funds from operations to cover current liquidity needs. The Company's liquidity requirements are related to payment of insurance losses, administrative expenses, and dividends. Premiums generated by the Company's reinsurance business, combined with investment earnings plus proceeds from the sale of Shares, will continue to be the principal sources of funds for the Company. Although losses are expected to increase due to the increased level of premiums assumed in each preceding year and the anticipated incidence of claims following the expiration of manufacturers' warranties, available funds from the sources identified above have also grown. Net cash provided by operating activities has increased from $6,734,218 in 1992 and $11,550,335 in 1993 to $14,960,494 in 1994. The Company
believes that such funds will be sufficient to meet its liquidity requirements in 1995 and in future years to which its reinsurance liabilities extend. No capital expenditures are expected during the next few years.

The Company had unearned premium reserves of $60,798,606 as of March 31, 1995, $57,468,269 as of December 31, 1994, and $40,413,058 as of December 31, 1993.
These amounts are attributable to the long-term nature of the contracts sold. Such contracts may extend for up to 72 months from date of issue. In addition, the risk of loss to the Company under the contract arises primarily after the underlying manufacturer's warranty expires. For new vehicles, the warranty generally covers 36 months or 36,000 miles. For used vehicles, the applicable warranty period depends on the unexpired portion of the original manufacturer's warranty at the time of purchase of the vehicle. Because the Company has little risk of loss prior to expiration of the underlying manufacturer's warranty, most premium is not recognized as earned until such expiration. Since very little premium is recognized as earned until the expiration of the underlying warranty, most of the premium written in any year is recorded as unearned.

See "Dividends" for a discussion of dividends paid and legal restrictions on the payment of dividends.

On April 6, 1995, the Board of Directors authorized the payment of dividends to eligible holders of Participating Shares aggregating $1,188,614.

Capital Resources. Capitalization of the Company, as of December 31, 1994, is comprised of paid-in capital with respect to the Common Stock of $200,000, paid-in capital with respect to the Shares of $1,665,000 (compared with $1,417,500 and $1,072,500 as of December 31, 1993 and 1992, respectively), and earnings retained for use in the business of $5,796,732. As of March 31, 1995, the capitalization of the Company was $1,932,500, comprised of paid-in capital with respect to the Common Stock of $200,000 and paid in capital with respect to Participating Shares of $1,732,500, and earnings retained for use in business of $6,287,149.

Barbados law requires that the Company's net assets equal at least the aggregate of $1,000,000 and 10% of the amount by which the earned premium exceeded $5,000,000 in the previous fiscal year. If the Company's net assets are less than mandated by Barbados law, the Company has the right to reduce the business related to a Subsidiary Capital Account by retrocession or any other means to the extent necessary to permit the Subsidiary Capital Account to meet its pro rata share of the Company's required capital and surplus. At January 1, 1995, the Company's required minimum net assets computed in accordance with Barbados law was approximately $2,631,669, compared to total capital and retained earnings computed for purposes of Barbados law of $7,661,732.

Results of Operations.

     Quarter Ending March 31, 1995. During the quarter ended March 31, 1995, the Company had net income of $490,417, compared to net income of $322,818 for the quarter ended March 31, 1994.

Net Premium volume continues to increase as additional participants are added to the program. During the quarter ended March 31, 1995, 9 new series of Shares were added bringing the total number of series issued and outstanding to 231 as of the end of the quarter. Premiums earned during the quarter ended March 31, 1995 increased by $1,740,483 over the comparable period of 1994 to a total of $6,312,389.

Expenses incurred during the quarter ended March 31, 1995 were $6,191,253 compared to $4,516,391 for the comparable quarter of 1994. Net underwriting income for the quarter ended March 31, 1995 was $121,136 compared to $55,515 for the comparable period in 1994. The ratio of losses incurred to premiums earned for the quarter was 69.2% as compared to 69.8% for the comparable period in 1994.

Investment income for the quarter was $369,281 compared to $267,303 for the quarter ended March 31, 1994. Interest income increased from $570,692 for the quarter ended March 31, 1994 to $898,990 for the quarter ended March 31, 1995. The increase in interest income was partially offset by an increase in losses realized on the sale of investments which amounted to $529,709 for the quarter compared to $303,389 for the comparable quarter in 1994. These losses were largely attributable to the sale of investment securities the value of which had been adversely affected by increases in prevailing interest rates. Unrealized losses on investment securities decreased from $1,896,089 as of December 31, 1994 to $21,474 as of March 31, 1995 due to sales of securities and decreases in long term interest rates on U.S. dollar denominated investments.

Due to continuous declines in long term interest rates, the Company realized gains of $76,365 on sales of investment securities in April 1995. At April 30, 1995, the Company had unrealized gains of $277,697 on its investment securities compared to unrealized losses of $21,474 at March 31, 1995.

     Fiscal Years Ended December 31, 1994 and 1993. During the fiscal year ended December 31, 1994, the Company had net income of $1,718,558 compared to $2,704,707 and $3,507,214 for the fiscal years ended December 31, 1993 and 1992, respectively. The reduction in net income during 1994 compared to the previous year is the result primarily of realized losses on the sale of investments as discussed below. The reduction in net income during 1993 compared to the previous year is the result primarily of an increase in losses incurred as discussed below.

The Company had net underwriting income of approximately $490,742 in 1994 compared to $4,465 and $984,502 during 1993 and 1992 respectively. During 1994, the Company had earned premiums of $21,316,685 compared to $15,429,611 and $13,005,184 for the fiscal years ended December 31, 1993 and 1992, respectively. Increased premium income has been generated by the issuance of additional series of Shares during the year ended December 31, 1994, and the continuing flow of reinsurance premiums from series issued in prior fiscal years. During 1994, the Company issued 36 new series of Shares and redeemed 3 series of Shares for a net increase of 33 series. There were 222 series of Shares outstanding at December 31, 1994 compared to 189 and 143 series of Shares outstanding at December 31, 1993 and 1992, respectively.

The Company incurred losses and expenses during the fiscal year ended
December 31, 1994 of $20,825,943 compared with $15,425,146 and $12,020,682 for the fiscal years ended December 31, 1993 and 1992, respectively. This was comprised of losses incurred during the period of $14,830,166, ceding commissions and excise taxes of $5,540,539 and operating expenses of $455,238. Losses incurred in 1993 and 1992 were $10,912,683 and $8,164,449, respectively. The ratio of losses incurred to premiums earned for the fiscal year ended December 31, 1994 was 69.6% compared to 70.7% and 62.8% for the fiscal years ended December 31, 1993 and 1992, respectively. Management believes the Company's increased loss experience in 1994 and 1993 compared to 1992, and the reduction in the Company's net income during 1993 compared to 1992, reflects the effects of changes in underlying manufacturer's warranties. The expiration during 1992 of certain unlimited mileage mechanical plans that had been retroceded to the Company and the elimination of certain deductibles under the manufacturers' warranties for certain 1992 model vehicles had a favorable impact on 1992 loss experience. On the other hand, the reduction of the manufacturer's warranties from 50,000 to 36,000 miles for certain vehicles beginning with the 1992 model year adversely affected 1993 and 1994 losses.

The Company incurred operating expenses during the fiscal year ended December 31, 1994 of $455,238 compared to $503,178 and $478,475 for the years ended December 31, 1993 and 1992. MIC has agreed to pay certain costs of issuing shares if such costs could not be allocated to the Subsidiary Capital Account for the Common Stock. In 1994, MIC paid directly $162,989 of costs to register and issue shares. For fiscal years ended December 31, 1993 and 1992, share issuance costs which totalled $74,461 and $80,298, respectively, were paid by the Company and allocated to the Subsidiary Capital Account for the Common Stock.

The increase of net underwriting income during the year ended December 31, 1994 was offset by a decrease in investment income which declined in 1994 to $1,227,816 compared to $2,700,242 and $2,522,712 for the fiscal years ended December 31, 1993 and 1992, respectively. The reduction in investment income during 1994 compared to prior periods is primarily attributable to changes in interest rates which adversely affected the market values of the Company's investment portfolio and resulted in realized losses on the sale of investment securities. These losses offset interest earnings which increased approximately 52% during 1994 over the prior year, largely as a result of an increase in the amount of assets under management.

Realized losses on the sale of investment securities in the year ended December 31, 1994 were $1,543,358 compared to realized gains of $872,313 and $864,282 for the years ended December 31, 1993 and 1992, respectively. The realized losses during 1994 resulted in large part from a repositioning of the Company's investment portfolio away from longer term issues toward medium term investments. Unrealized losses on investment securities held at December 31, 1994 were $1,896,089 compared to unrealized gains at December 31, 1993 of $99,886. Unrealized losses as of December 31, 1994 include amounts attributable to decreases in value of securities purchased at a premium.

At present, the Company's investments are comprised entirely of U.S.-dollar denominated fixed-income securities. In the future, the Company may invest in foreign denominated bonds, on a fully U.S. dollar-hedged basis, in situations where the investment manager anticipates a higher rate of return (net of hedging costs) than would be available in the market for similarly rated U.S. dollar denominated bonds. The Company's investment guidelines do not permit the use of financial instrument derivatives in managing interest rate risk. The instruments that may be used to hedge non-U.S. dollar denominated investments could involve, to varying degrees, elements of credit risk in the event a counterparty should default on its obligation under the hedge instrument. Such credit risk is managed through the selection of financially sound counterparties and periodic monitoring of counterparty financial condition.

Pursuant to the Retrocession Agreement, the Company must furnish to MIC collateral in the form of an irrevocable letter of credit of at least 12 months duration equal in amount to the unearned premium in respect of risks retroceded and unpaid loss reserves (including reserves for losses incurred but not reported) otherwise required to be maintained by MIC in respect of the Policies. As of December 31, 1994, the Company had furnished such a letter of credit in the amount of $42,900,000.

Accounting Change. FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" is effective for years beginning after December 15, 1993 and requires the Company to classify its securities holdings into three categories (trading, available for sale, and held to maturity). The Company adopted Statement No. 115 in 1994 and classified its securities portfolio as available for sale. Adoption of the statement did not have a material effect on the Company's financial position and results of operations.


                                   MANAGEMENT

DIRECTORS AND OFFICERS

Five of the current directors of the Company were elected by MIC through its ownership of the Common Stock the Annual Shareholders Meeting held on April 6, 1995 and one director was elected by the holders of the Shares at such meeting. The directors and officers of the Company are as follows:

                                        POSITION WITH THE COMPANY
                                        (AND OTHER EMPLOYMENT DURING PAST FIVE
YEARS)

    NAME                     AGE


John D. Finnegan ...........  46        Chairman and Chief Executive Officer and
                                        Director (Executive Vice President &
                                        Chief Financial Officer, General Motors
                                        Acceptance Corporation ("GMAC") June
                                        1992; Assistant Treasurer and Funds
                                        Officer, GMAC, 1987-1992).

                                        Mr. Finnegan became Chairman and Chief
                                        Executive Officer and Director in April
                                        of 1995.


William B. Noll ............  52        President and Director (Executive Vice
                                        President & Chief Financial Officer,
                                        Motors Insurance Corporation ("MIC")
                                        March 1993; Group Vice-President, MIC,
                                        1991-1993; Vice President, MIC, 1989-
                                        1990).

                                        Mr. Noll became President and Director
                                        in April of 1995.

Louis S. Carrio, Jr. ......   51        Vice-President and Director
                                        (Vice-President, MIC).

                                        Mr. Carrio became a Director and was
                                        appointed Vice-President in June of
                                        1991.

Bernard J. Buselmeier ......  39        Vice-President and Director
                                        (Vice-President and Treasurer, MIC,
                                        March 1993; Treasurer, MIC, 1989-1993).

                                        Mr. Buselmeier became Vice-President and
                                        Director in April of 1995.

Peter R. P. Evelyn ........   53        Director (Attorney, Evelyn, Gittens &
                                        Farmer, a Barbados law firm).

                                        Mr. Evelyn has been a Director since
                                        1986.

Henry Faulkner, III .......   45        Director (President, Faulkner Saturn of
                                        Trevose)

                                        Mr. Faulkner became a Director in April
                                        of 1995.

Ronald W. Jones ...........   42        Vice-President, Finance (Managing
                                        Director, Alexander Insurance Managers
                                        (Barbados) Ltd.).

                                        Mr. Jones has served as Vice-President,
                                        Finance since 1987.

Michael R. Boyce ...........  56        Secretary (Principal, Colybrand Company
                                        Services, Limited, Barbados, since 1993;
                                        previously principal, Price Waterhouse,
                                        Eastern Caribbean).

                                        Mr. Boyce was elected Secretary in 1994.
                                        Mr. Boyce served previously as Assistant
                                        Secretary to the Company.

The directors and officers named above serve in those capacities until the annual meeting of shareholders next following their election.

                          DESCRIPTION OF CAPITAL STOCK

The Company is currently authorized to issue 2,000 shares of Common Stock, without nominal or par value per share, all of which have been issued to MIC and are outstanding. In addition, the Company is currently authorized to issue 100,000 shares of Participating Stock (the "Shares"), also without nominal or par value per share (collectively, the Shares and the Common Stock are referred to as the "Capital Stock"). The Shares are issued in series of 100 shares. As of March 31, 1995, 23,100 Shares representing 231 series had been issued and were outstanding and were held of record by 394 shareholders. All of the Capital Stock is, when issued and outstanding, fully paid and nonassessable. No shares of Capital Stock have conversion, preemptive or sinking-fund rights.


ALLOCATIONS TO SUBSIDIARY CAPITAL ACCOUNTS

The Company has established a Subsidiary Capital Account with respect to the Common Stock as a class, and establishes such an account with respect to each series of Shares at the time a series is issued. Subsidiary Capital Accounts are maintained solely for the purpose of the allocations described below, and do not serve any other legal or accounting function. None of the Company's assets are segregated or earmarked with respect to those accounts.

The consideration received by the Company upon the issuance of a particular series of Shares and the Common Stock as a class are allocated to the Subsidiary Capital Account for that series or class. Items of income and expense, and losses, attributable to insurance underwriting activities are determined and allocated to the Subsidiary Capital Accounts as of the end of each quarter. Investment experience, and other items of income and expense, gains and losses and distributions with respect to the Capital Stock, are determined and allocated to the Subsidiary Capital Accounts as of the end of each quarter. All such accounting determinations are made using United States generally accepted accounting principles, unless otherwise required by the Articles.

For purposes of the following discussion, items shall be "related" to the Subsidiary Capital Account for the series identified with the MIC Agency Account to which such items can be attributed.

(1)  Allocations with respect to underwriting activities are made as follows:

     (a) With respect to premiums ceded by MIC to the Company, 100% to the related Subsidiary Capital Account; provided, however, that an amount equal to 1-1/3% of those premiums, net of related ceding commissions, are subtracted from such Subsidiary Capital Account and allocated to the Subsidiary Capital Account for the Common Stock.

     (b) With respect to any agents' or brokers' commissions, commissions recaptured, unearned premiums, reinsurance premiums ceded, and any United States excise tax, 100% to the related Subsidiary Capital Account.

     (c) With respect to losses incurred, and any amount of losses recovered through salvage, subrogation, reimbursement or otherwise,

          (i)  Ninety percent (90%) to the related Subsidiary Capital Account;
               and

          (ii) The remainder among all Subsidiary Capital Accounts of the Shares pro rata in accordance with the relative earned premiums attributable to those accounts for the calendar quarter in which the losses are incurred.

     (d) With respect to return premiums, 98-2/3% to the related Subsidiary Capital Account and 1-1/3% to the Subsidiary Capital Account for the Common Stock.

(2) Any expenses or liabilities attributable to day-to-day Company operations, excluding any United States Federal income taxes, are allocated among all Subsidiary Capital Accounts for the Shares pro rata in accordance with the relative earned premiums allocated to those accounts for the quarter in which the expense or liability is incurred.

(3) Any United States Federal income tax liability (and any interest thereon or any penalties related thereto) is allocated among the Subsidiary Capital Accounts based upon the relative contribution of each of those accounts to the taxable income of the Company upon which the tax (or any interest or penalties) is imposed.

(4) Any expenses or liabilities attributable to the sale and issuance of Shares, including but not limited to the costs of compliance with regulations and requirements of the Securities and Exchange Commission and state securities laws (but not including ongoing periodic reporting costs), are allocated to the Subsidiary Capital Account for the Common Stock; however, MIC may undertake to pay such expenses.

(5) Any expenses or liabilities of the Company not allocable in the manner described in paragraphs 2 through 4 above are allocated among the Subsidiary Capital Accounts on the basis of the relative balances of those accounts as of the end of the quarter preceding the date on which the expense or liability is incurred.

(6) (a) Investment income, net of any direct investment expense, is allocated among the Subsidiary Capital Accounts pro rata based upon the relative Investment Asset Balance (as defined in subparagraph (b) below) of each of those accounts as of the last day of the quarter preceding the quarter for which the investment income is being allocated. For these purposes, net investment income includes realized (but not unrealized) gains and losses.

     (b) The Investment Asset Balance of each Subsidiary Capital Account is equal to the capital and surplus of each account, increased by:

           (i) the unearned portions of the written premiums that have been collected by the Company attributable to those accounts as of the last day of the quarter preceding the quarter for which the income is being allocated, net of any applicable commissions and taxes;

          (ii) the outstanding loss reserves attributable to each of those accounts as of the last day of the quarter preceding the quarter for which the income is being allocated; and

         (iii) any other outstanding liability that has been charged to the account as of the last day of the quarter preceding the quarter or which the income is being allocated.

(7) (a) If, after the credits and charges described in paragraphs 1-6 above are made to the Subsidiary Capital Accounts there exists a deficit in one or more of the accounts, then each such deficit is allocated to and charged against:

          (i) first, the Subsidiary Capital Account for the Common Stock to the extent of Restricted Earned Surplus (the phrase "Restricted Earned Surplus" refers to the portion of the earned surplus, if any, in the Subsidiary Capital Account for the Common Stock equal to that 1-1/3% of the premiums ceded to the Company during the immediately preceding five-year period which was subtracted from the Subsidiary Capital Accounts for the Shares pursuant to paragraph 1(a) above, net of losses allocated to that account during such period pursuant to the allocation procedure described in this paragraph 7 and net of return premiums allocated to that Account during such period pursuant to the allocation procedure described in paragraph (1)(d) above);

         (ii) then, the Subsidiary Capital Accounts for the Shares, pro rata, based upon the relative earned premiums allocated to each such account for the quarter for which the allocation is being made, provided, however, that only accounts which have positive balances are taken into account for purposes of this allocation;

        (iii) then, the remaining Subsidiary Capital Accounts for the Shares with positive balances as of the last day of the quarter for which the allocation is being made, pro rata, based upon such balances; and

         (iv) then, to the extent necessary, the Subsidiary Capital Account for the Common Stock.

     (b) If, as a result of an allocation of a deficit as described in subparagraph (ii) or (iii) of paragraph (a) above, a deficit is created in one or more of the Subsidiary Capital Accounts, then the resulting deficit(s) are further allocated in the manner provided in that subparagraph before applying a subsequent subparagraph.

     (c) Notwithstanding the foregoing, if any Subsidiary Capital Account for a series of Shares had a deficit that was allocated to and charged against the Restricted Earned Surplus or, after January 1, 1995, to the Subsidiary Capital Account for any series of shares, then at the end of any succeeding quarter for which that account otherwise would show an account balance greater than zero, the balance is reallocated to the Restricted Earned Surplus until all reductions of that surplus attributable to that Subsidiary Capital Account have been restored and thereafter, to the Subsidiary Capital Accounts for the Shares, pro rata based on the relative amount of deficits allocated to such accounts, until all reductions of such Subsidiary Capital Accounts after January 1, 1995 have been restored.

          Thus, a loss in a Subsidiary Capital Account which exceeds the balance in that account is absorbed by other Subsidiary Capital Accounts, in general, as follows: The amount of such excess losses is charged first to the Restricted Earned Surplus portion of the Subsidiary Capital Account of the Common Stock. Any remaining losses, should the Restricted Earned Surplus be exhausted, are allocated among the Subsidiary Capital Accounts of other participating series. Any then unabsorbed losses are charged to the Subsidiary Capital Account of the Common Stock.

          Funds drawn from the Restricted Earned Surplus or the Subsidiary Capital Accounts for the shares in the manner described above must be restored from the Subsidiary Capital Account that drew the funds if at any time it returns to a positive balance.

(8) (a) Dividends, payments upon redemption or liquidation (described below), and any other distributions with respect to the Capital Stock are allocated to the Subsidiary Capital Account for the class or series with respect to which the dividend, payment or distribution was made.

      (b) Where all Shares of a series are repurchased by the Company pursuant to its right of first refusal or redeemed in accordance with the Company's procedures for redemption, the Subsidiary Capital Account for that series is terminated. Thereafter, all income, expenses, gains and losses that would have been allocated to the terminated account, will be allocated among the Subsidiary Capital Accounts of the existing series of Shares pro rata based upon relative earned premiums attributable to such accounts for the calendar quarter in which the item was earned or incurred; provided, however, that a net deficit for any such period is allocated to the Subsidiary Capital Account for the Common Stock (to the extent of Restricted Earned Surplus) before allocating any remaining deficits to the Subsidiary Capital Accounts for the participating series.

Using the procedures described above, the Company has allocated items of gain and loss to the Subsidiary Capital Account for each series. Initially each Account had a balance of $7,500 representing the amount paid for the Shares of that series. During the fiscal year ended December 31, 1994, $945,980 of net underwriting gains and $455,238 of administrative expenses were allocated among the 222 series of Shares outstanding as of December 31, 1994, and $1,227,816 of net investment income was allocated among such series of Shares and the Common Stock.

As of December 31, 1994, 189 such series had balances greater than $7,500 (ranging from $7,501 to $182,943) and 33 series had balances less than $7,500 (ranging from $7,351 to zero). (It should be noted that the amounts in the Subsidiary Capital Accounts can fluctuate substantially and therefore may not be indicative of future results.) At December 31, 1994, an aggregate of $943,252 had been advanced from the Restricted Earned Surplus (which forms a portion of the Account established for the Common Stock owned by MIC) to 23 Subsidiary Capital Accounts and remained outstanding at that date. In addition, at December 31, 1994, net deficits of $379,636 associated with 3 series of Shares that have been redeemed had been charged against Restricted Earned Surplus and remained outstanding at that date. Aggregate deficits reallocated among the Subsidiary Capital Accounts of the Shares through December 31, 1994 were $697,448.

The Subsidiary Capital Account for the Common Stock had, at the time it was established, a balance of approximately $200,000, representing the capital paid in by MIC for the 2,000 shares of the Common Stock issued to it. That Subsidiary Capital Account is not affected directly by underwriting gains and losses attributable to the various Subsidiary Capital Accounts related to series of Shares, but is affected by those gains and losses indirectly to the extent that one of the Subsidiary Capital Accounts for a series of Shares incurs a deficit, in which case resort to the Subsidiary Capital Account for the Common Stock will result, in the manner described above.

The allocations of income and expense, gains and losses, and distributions described above are subject to approval by the Board, and when finally so approved are considered final and conclusive and will be binding on all holders of Shares for all purposes including without limitation any redemption of Shares pursuant to the Company's procedures for redemption. (See "Description of Capital Stock -- Redemption.")

Barbados insurance law requires that the Company maintain certain levels of net assets, which for this purpose are calculated without taking into account unrealized gains or losses. The Company is currently in compliance with these requirements. However, in the event that the Company is unable to comply with such requirements in the future, it has the right to reduce the business related to a Subsidiary Capital Account by retrocession or any other means to the extent necessary to permit the Subsidiary Capital Account to meet its pro rata share of the Company's required capital and surplus.

VOTING RIGHTS

Subject to the following, holders of Capital Stock are entitled to one vote for each share held on any question on which the holder is entitled to vote. The matters on which holders of Capital Stock are entitled to vote, and the relative voting rights of each class of stock, are set forth below.

Election of Directors. The holders of Shares as a class are entitled to elect one director of the Company and one alternate director, and the holders of Common Stock as a class are entitled to elect five directors and up to five alternate directors. At least one of the directors must be resident in Barbados. Cumulative voting is not permitted.

Proxies. Any shareholder of the Company may appoint another person as his or her proxy to act on behalf of the appointing shareholder at any annual meeting of the Company. The appointment of a person as proxy for a shareholder must be in writing.

Liquidation. The Company may be liquidated upon the vote of at least 75% of the outstanding Shares. (See "Description of Capital Stock -- Liquidation.")

Changes in Articles and By-Laws. No change may be made in the Articles or By-Laws unless a majority of the Shares, and a majority of the Common Stock, present in person or by proxy and voting at a meeting at which a vote on that issue is put forth for a vote, approve the change. In addition, no amendment may vary the rights associated with any one series unless either the rights associated with all other series are similarly changed or a majority of the holders of the Shares of each series present in person or by proxy at a meeting vote in favor of the amendment.

Other Matters. Any matters other than those described above which call for a shareholder vote require only approval by a majority of the outstanding shares of Common Stock.

REDEMPTION

Pursuant to the Articles, the Capital Stock may be redeemed as follows: The Company may redeem outstanding Shares of a series at any time for any reason if the redemption of such Shares is approved by a majority of the Board of Directors, provided that the Director representing the Shares must vote in favor of the action being taken. The Common Stock is nonredeemable in all circumstances.

A redemption of Shares is effective as of the date specified by the Board of Directors but no later than the end of the calendar year in which the redemption was approved by the Board. This date is referred to hereinafter as the "Redemption Date." The consideration payable to the holders of redeemed shares of Capital Stock will be the Subsidiary Capital Account balance ("Account Balance") of those shares as of the Redemption Date, as adjusted by the Board to reflect unrealized gains and losses on investments held by the Company and any contingent liabilities allocable to such account. Each holder of redeemed Shares will receive the pro rata portion of the Account Balance that corresponds to the proportionate number of Shares of the series owned. The Account Balance will be paid within five months of the Redemption Date and bear interest from the Redemption Date until the date of payment at a rate equal to the yield on 26-week U.S. Treasury Bills for the issue immediately following the Redemption Date.

Upon the redemption of Shares on the Redemption Date, the redeemed Shares will be cancelled and the holders thereof will no longer have any interest in the Shares redeemed or in the Subsidiary Capital Account with respect to the redeemed Shares.

LIQUIDATION

Subject to Barbados regulatory and judicial approvals, the Company may be liquidated upon the vote of 75% of the outstanding Shares. (See "Description of Capital Stock -- Redemption.") In the event of the liquidation of the Company, after payment of all liabilities of the Company, each holder of Shares of a series is entitled to receive his pro rata share of his respective Account Balance before any distribution of the assets of the Company is made to the holder(s) of Common Stock. Thereafter, the holders of Shares are not entitled to participate further in the distribution of the assets of the Company. Each holder of Common Stock will be entitled to receive his pro rata share of the remaining assets of the Company, if any.

RESTRICTIONS ON TRANSFER

There is no existing public market for the Shares, and it is not anticipated that one will develop in the future. In addition, the Articles set forth a number of restrictions on the manner in which the Shares may be transferred. These restrictions and certain exceptions thereto are described below.

Transfers of Less Than All Shares of a Series. Subject to the exceptions described below, transfers of less than all Shares of a series may not be made unless the transfer is to the Company, or the holder(s) of the Shares sought to be transferred has received the written consent of the Company. A request for consent must be made in writing and set forth the name(s) and address(es) of the intended transferee(s), the desired date of the transfer and the consideration to be paid. No transfer may otherwise be made by a shareholder of less than all of the Shares of a particular series that he owns. If the Company fails to give its written consent, any subsequent transfer is void and of no effect.

Right of First Refusal. Subject to the exceptions described below, transfers of Shares of a series may not in any event be made unless the holder(s) has received a bona fide written offer to purchase such Shares, a copy of that offer has been furnished to the Company, and the Company is thereafter offered the opportunity to purchase the Shares. The Company will have 60 days during which to exercise its right to purchase the Shares sought to be transferred. If the Company accepts the offer to purchase, the price will be the lesser of the Account Balance for the series of Shares sought to be transferred as of the last day of the quarter immediately preceding the date on which the offer to purchase was accepted by the Company, or the bona fide offering price. A purchase made by the Company pursuant to this "right of first refusal" will be deemed effective upon acceptance by the Company of the offer to purchase, although payment by the Company may be deferred until the end of the quarter in which the offer to purchase is accepted by the Company. Shares purchased by the Company pursuant to its right of first refusal will be cancelled.

Exceptions for Certain Transfers. A transfer of either all or a portion of the Shares of a series is not subject to either the consent or right of first refusal of the Company where the Board determines that the transferee of the shares is: (1) a member of the transferring shareholder's immediate family; (2) a trust for the benefit of the transferring shareholder or for the benefit of other exempted transferees described in this paragraph; (3) if the transferor is a corporation, any of its shareholders; (4) if the transferor is a partnership, any of its partners; (5) a corporation which is controlled by or under common control with the transferor; (6) the estate of a deceased shareholder and legatees or heirs of a deceased shareholder; (7) a charitable or other qualifying organization described in section 170(c)(2) of the United States Internal Revenue Code of 1986, or any successor provision thereto; (8) in the case of a transfer of less than all the Shares of a series, a person who immediately prior to such transfer is a holder of Shares of that series; or (9) a key employe of an owner of a Franchise previously designated in the Stock Purchase Agreement entered into by the transferor.

Provisions Applicable to All Transfers. No Shares may be transferred unless and until the Board has received, from the holder of the Shares sought to be transferred, assurances of compliance with all applicable laws and regulations. Further, transferees of Shares must agree to abide by the requirements set forth in the Stock Purchase Agreement entered into by the transferor.

Certificates representing the Shares will bear a legend noting the applicable limitations on transfers.

COMMON STOCK

The Company is currently authorized to issue 2,000 shares of Common Stock, without nominal or par value, all of which have been issued to MIC and are outstanding.

A Subsidiary Capital Account has been established for this class of stock, and allocations of various items to such account are described above. (See "Description of Capital Stock -- Allocations to Subsidiary Capital Accounts.")

Holders of Common Stock as a class are entitled to elect five directors, at least one of whom must be resident in Barbados, and up to five alternate directors. As a class, these holders generally have the sole right to vote on matters not specifically reserved to the Shares. (See "Description of Capital Stock -- Voting Rights.")

BARBADOS CORPORATE LAW PROVISIONS

The corporate law of Barbados was derived historically from that of England prior to the coming into force in 1985 of the Companies Act Cap. 308 of the Laws of Barbados, which is similar to the Canada Corporations Act. Barbados law may differ in certain respects from comparable law in the United States. The following is a summary of certain provisions of Barbados corporate law as prepared by Evelyn, Gittens & Farmer, the Company's Barbados counsel. The summary does not purport to contain all applicable provisions and does not purport to be complete or cover all respects in which Barbados corporate law may differ from laws generally applicable to United States corporations and their shareholders.

Dividends and Distributions. Under Barbados law, a company may pay dividends only if there are reasonable grounds for believing that (a) the company would be able, after the payment of the dividends, to pay its liabilities as they become due, and (b) the realizable value of the company's assets would be greater than the aggregate of its liabilities and stated capital of all classes. Dividends may not be paid out of unrealized gains.

Repurchase. The Company is authorized by the Articles, subject to certain approvals, to repurchase its own shares. Such purchases may only be effected if the Company can satisfy a similar solvency test as that described above under "Dividends and Distributions."

Shareholders' Remedies. Barbados corporate law contains wide protection for minority shareholders and investors generally. A statutory right of action is conferred on subscribers to shares of a Barbados company against the directors and officers responsible for the issue of a prospectus, in respect of damages suffered by reason of untrue statements therein. In addition, the Company may take action against directors and officers for breach of their statutory duty to act honestly and in good faith with a view to the best interests of the Company.

Enforcement of United States Judgments. Except as mentioned below, a judgment of a court in the United States, under which a sum of money is payable, will under most circumstances be enforced as a debt by the courts of Barbados without reexamination of the merits of the case. This will not apply where the judgment is for payment of taxes, fines or penalties. There is also doubt as to whether a Barbados court would enforce judgments of United States courts obtained against the Company, or its directors and officers resident in Barbados, predicated on the civil liability provisions of the 1933 Act or, in original actions, impose liabilities against the Company or such persons predicated upon that Act.

Indemnification. The By-Laws of the Company provide for the indemnification of its directors and officers against liabilities incurred in their capacities as such, but the indemnity does not extend to any liability incurred in respect of wilful negligence, wilful default, fraud or dishonesty in relation to the Company.

Inspection of Corporate Records. Shareholders have the right to inspect and copy the Articles and By-Laws, corporate register, security register, minutes of shareholders meetings, any unanimous shareholder agreement, as well as audited financial statements of the Company, which must be presented to the annual meeting of shareholders.

                              PLAN OF DISTRIBUTION

The Shares are being offered by full-time employes of MIC, or its affiliates ("Salespersons"), who have other duties in connection with the business of MIC or its affiliates. Salespersons receive no commissions or other compensation related directly to their sale of the Shares. In addition, MIC receives no compensation in connection with its distribution of the Shares. Salespersons are licensed as agents of MIC in certain states in which they offer the Shares for sale and their activities in selling the Shares are subject to the regulation of state securities regulators. All sales of the Shares are subject to approval by the Company. (See "Eligibility to Purchase the Shares.")

PURCHASE PROCEDURES

In order to purchase the Shares, the following documents must be sent to the Company in Barbados:

(1)  two duly executed Stock Purchase Agreements (see Appendix B);

(2) all necessary certifications of the eligibility of prospective purchasers by all the owner(s) of the Franchise(s) related to the MIC Agency Account with respect to which the Shares will be issued (see "Description of Capital Stock -- Allocations to Subsidiary Capital Accounts," and Appendix
     C); and

(3) a certified or cashier's check payable to "Motors Mechanical Reinsurance Company, Limited -- Escrow Account" in the amount of the aggregate cost of the Shares to be purchased, based on the offering price of $75.00 per Share ("Purchase Payment").

NONE OF THE FOREGOING DOCUMENTS IS TO BE EXECUTED OR DELIVERED UNTIL AFTER A FINAL PROSPECTUS HAS BEEN DELIVERED TO THE OFFEREE.

Once it is executed by a prospective purchaser, a Stock Purchase Agreement is, in effect, an offer to purchase the Shares described therein. That offer will be deemed accepted only if the Company approves the offer and executes the agreement. (See "Plan of Distribution--Conditions of Sale.")

Following execution of the Stock Purchase Agreement by the Company, the prospective purchaser has no right to withdraw the amount of the Purchase Payment or any interest earned thereon. Amounts remain in the Escrow Account pending satisfaction of the conditions set forth below under "Conditions of Sale."

TERMS OF SALE

Shares are sold only to eligible purchasers who have executed a Stock Purchase Agreement and returned it to the Company. Shares must be purchased by series, although more than one person may buy the Shares of one series. Pursuant to the Stock Purchase Agreement, the purchaser must accept and agree to be bound by the Articles and By-Laws of the Company, including the restrictions on transfer. (See "Description of Capital Stock -- Restrictions on Transfer.") The Stock Purchase Agreement further provides that the Company may place on a certificate issued with respect to Shares a legend stating that the transfer or other disposition of the Shares evidenced thereby is restricted pursuant to the Articles and By-Laws.

Once it is accepted by the Company, a Stock Purchase Agreement remains in effect as long as the Shares purchased pursuant thereto remain outstanding. A Stock Purchase Agreement terminates only upon the redemption of the Shares or the liquidation of the Company. Upon a transfer of Shares, the transferor is relieved of all restrictions and obligations under the Stock Purchase Agreement which the transferor had entered into upon the purchase of those Shares and the transferee, as a condition of the transfer, is required to agree to abide by all of the provisions of the Stock Purchase Agreement.

CONDITIONS OF SALE

The Company maintains an Escrow Account at Barclays Bank PLC in Bridgetown, Barbados (the "Escrow Account"), into which checks from prospective purchasers are deposited pending satisfaction of the conditions described below. This account bears interest at prevailing rates but is not subject to investment guidelines discussed above. If the conditions are not satisfied, the Purchase Payment is returned together with any interest earned.

Approval of Purchase. Each purchase of Shares must be accepted by the Company within 120 days from the date of execution of the Stock Purchase Agreement by the Purchaser. If the Company determines to accept an offer to purchase Shares from an Eligible Purchaser, it executes both copies of the Stock Purchase Agreement remitted by such person and returns one copy to such person. If it determines not to approve an offer to purchase, it returns the Stock Purchase Agreement without having executed it.

Pending approval of offers, each check for the purchase of Shares (which ordinarily is received together with a Stock Purchase Agreement) is deposited in the Escrow Account. If a request to purchase is approved, Shares are issued and the Eligible Purchaser receives a certificate evidencing ownership of the Shares. Where the Company determines not to approve a sale of Shares to a prospective purchaser, the Purchase Payment is returned, together with any interest earned thereon. The Company has the right to reject any prospective purchaser for any reason whatsoever.

TERMINATION OF OFFERING

Unless terminated sooner by the Board, this offering will terminate on the date on which all of the Shares offered hereby have been sold.

                    UNITED STATES FEDERAL TAX CONSIDERATIONS

It is impractical to comment here on all aspects of the Federal, state, and local tax laws that may affect the United States taxation of the Company and its shareholders. The following is a discussion, based on the facts set forth herein and existing law, of the material Federal tax consequences which, in the opinion of the Company's U.S. tax counsel, LeBoeuf, Lamb, Greene & MacRae, L.L.P., are associated with an investment in the Company.

United States taxation of the Company and its shareholders involves a number of complex questions of fact and law with respect to some of which there is no statutory, administrative, or judicial authority directly on point. Advance rulings on these questions have not been requested by the Company from the Internal Revenue Service (the "Service") and, at least as to certain matters, there is no assurance that favorable rulings could be obtained. There is also no assurance that the laws in existence as of the date of this Prospectus will not be modified so as to alter the tax consequences described below.

This discussion does not address all aspects of federal income taxation that may be relevant to a particular shareholder in light of his or her personal tax circumstances. Nor does it address state, local, or foreign tax laws that may affect taxation of shareholders. EACH PROSPECTIVE INVESTOR IN THE COMPANY SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE TAX IMPLICATIONS OF HIS OR HER INVESTMENT IN THE COMPANY.

UNITED STATES -- BARBADOS INCOME TAX TREATY

The United States and Barbados have entered into an income tax treaty (the "Treaty") that offers certain tax benefits (some of which are discussed below) to those persons who qualify for its protection. As a Barbados corporation that ultimately is owned more than 50% by U.S. persons, the Company is entitled to the benefits of the Treaty provided that it is "resident" (that is, "managed and controlled") in Barbados. The Company attempts to conduct its business in such a manner that it will be considered to be "managed and controlled" in Barbados in order to qualify for the benefits of the Treaty.

UNITED STATES PREMIUM EXCISE TAX

The United States imposes an excise tax at the rate of one percent of the gross premiums paid to foreign insurance companies for reinsurance covering risks located within the United States. Reinsurance premiums paid to the Company are subject to this excise tax. Although there have been legislative proposals from time to time that would increase the rate of excise tax on reinsurance premiums from one to four percent, legislative action has become less likely as a result of recent trade negotiations (NAFTA and GATT).


UNITED STATES FEDERAL INCOME TAX RISKS AND CONSEQUENCES -- THE COMPANY

Risks and Consequences of Carrying on a United States Reinsurance Business Through a Permanent Establishment. As a "resident" of Barbados, if the Company engages in business within the United States through a permanent establishment, it will be subject to United States Federal income tax at normal corporate tax rates on its business profits that are attributable to such permanent establishment. Insofar as is relevant hereto, all of the Company's underwriting income and investment income (such as dividends and interest) generally would be treated as business profits attributable to such a permanent establishment. In addition, a Barbadian resident corporation engaged in business in the United States through a permanent establishment would be subject to a branch-level tax at the rate of 5% (reduced by the Treaty from a 30% statutory rate that would apply generally to foreign corporations engaged in business in the United States) on its after-tax earnings attributable to its United States permanent establishment that are considered remitted to the head office of the corporation.

All relevant facts and circumstances must be taken into account in any particular case in determining whether a person is engaged in business within the United States and, if so, whether the business is carried on through a permanent establishment within the meaning of the Treaty. Under the Treaty, the activities of both dependent and independent agents in some circumstances may be deemed to create a permanent establishment of the principal that they represent. As discussed elsewhere herein, the Company conducts reinsurance business in Barbados and in that regard executes and administers its reinsurance agreements and manages its business affairs from Barbados. On this basis, the Company believes that it should not be deemed to be engaged in business within the United States through a permanent establishment, and therefore the Company believes it should not be subject to United States income tax. However, given the factual nature of the questions involved and certain aspects of the Company's treaty reinsurance program related to the United States, and given the absence of any clear legal interpretation of the application of the agency provisions of the permanent establishment standard under the circumstances, there can be no assurance that for tax purposes the Company ultimately will not be deemed to be engaged in business within the United States through a permanent establishment.

United States Withholding Tax Applicable to Certain Investment Income Not Attributable to a United States Permanent Establishment. If the Company does not engage in business within the United States through a permanent establishment, it generally will be subject to a United States withholding tax on interest, dividends, and certain other investment income derived from sources within the United States. (The 30% rate of United States withholding tax provided by statute is reduced by the Treaty to 5% in the case of interest and 15% in the case of dividends derived from portfolio investments.) An exemption from the United States withholding tax is provided for interest earned on amounts on deposit in a bank, savings and loan association, or insurance company, and interest income, termed "portfolio interest," on certain debt obligations of United States issuers.

Although the Company could, in the circumstances described above, invest its funds in the United States without incurring a withholding tax, the Company currently invests its funds outside of the United States. (See "Business of the Company.")

Reallocations By Internal Revenue Service. Under section 482 of the Internal Revenue Code (the "Code"), the Service may allocate gross income, deductions, and credits between or among two or more businesses, owned or controlled directly or indirectly by the same interests, in order to prevent evasion of taxes or to reflect clearly the true taxable income of such businesses. As described elsewhere herein, MIC elects five of the Company's six directors through its ownership of all of the Company's issued and outstanding Common Stock. Thus, if transactions between MIC and the Company were determined not to reflect the true taxable income of the parties, a reallocation of income or deductions between such entities could result. However, as long as the transactions between MIC and the Company are conducted on an "arm's-length" basis in a manner consistent with industry standards and practices, section 482 should not provide a basis for reallocations by the Service between MIC and the Company.

In addition, section 845 of the Code, adopted as part of the Tax Reform Act of 1984, grants broad authority to the Service to adjust items arising under certain reinsurance agreements (including retrocession agreements), whether or not they involve related parties. If two or more "related" parties enter into a reinsurance contract, the Service in general may make any adjustment necessary to reflect the "proper source and character" of the taxable income of each such party. The Service also has broad authority to make proper adjustments where any reinsurance contract between unrelated parties has a "significant tax avoidance effect" on any party to the contract.

Because MIC is entitled to elect five of the Company's six directors, MIC and the Company may be considered "related" parties within the meaning of section
845 of the Code. To date, there are no regulations under section 845 of the Code to aid in its interpretation. However, the legislative history of section 845 suggests that certain types of reinsurance transactions -- such as a coinsurance reinsurance transaction that covers new business of the ceding company and that allocates expenses and income items between the ceding company and the reinsurer in the same proportion as the allocation of the risk reinsured
- -- generally should not be subject to reallocations or adjustments. The ongoing quota share Retrocession Agreement between MIC and the Company, in general, would seem to be similar to such transactions for which adjustments generally should not be made, but there is substantial uncertainty at the present time concerning the scope of section 845.

If the Service were successful in an effort to reallocate to MIC business retroceded to the Company by MIC, MIC would likely be subject to tax on such business. Since the Company has no obligation to indemnify MIC against such adverse tax consequences, a reallocation of business to MIC should not directly affect the Company. However, any such reallocation might contribute to the early termination of the Retrocession Agreement between MIC and the Company.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES --- THE SHAREHOLDERS

Taxation of Income of the Company to Shareholders Under Subpart F of the Code. Under the so-called "Subpart F" provisions (sections 951-964) of the Code, current United States income tax is imposed on each United States person who owns stock in any twenty-five percent (25%) or more U.S.-owned foreign insurance company with respect to "related person insurance income," whatever the degree of ownership of the United States shareholder. For this purpose, the term "related person insurance income" means underwriting and investment income of a foreign insurer attributable to a policy of insurance or reinsurance with respect to which the insured is a United States shareholder of the foreign insurer or a person related to such a shareholder. Under this provision, all of the Company's income (as determined for tax purposes) will be treated as "related person insurance income," and, as such, will be passed through and taxed currently to all of the shareholders of the Company ("Shareholders") under Subpart F of the Code.

The basis of the stock of a Shareholder will be increased by the amount required to be included in the Shareholder's income with respect to such stock under Subpart F. Further, a distribution from earnings and profits of the Company attributable to amounts that have been included in gross income of the Shareholders under Subpart F would not be included again in gross income of the Shareholders but would reduce the adjusted tax basis of the stock with respect to which the distribution is made. It should be noted that Subpart F income will be computed for the Company as a single entity. The amount of Subpart F income attributable to one series of Shares in these circumstances may be affected by results with respect to other series. It also should be noted that the Subpart F income of the Company generally will be computed under the same rules that govern the computation of taxable income of domestic property and casualty insurance companies.

As a result of differences between financial and tax accounting rules applicable to the computation of income of the Company, the amount of income subject to pass-through to Shareholders of the Company for United States tax purposes may in any year differ from the amount of book income allocable to a Shareholder's subsidiary capital account. Since the consideration payable to the holders of a series of Shares upon redemption is based substantially on book income previously allocated to the Shares being redeemed, such consideration may not reflect the amount of income previously passed through and taxed to the holders of those Shares.

To the extent that the Company were subject to United States income tax on its business profits, the Shareholders generally would not be subject to current tax on such profits under Subpart F, but would be taxed when profits were distributed by the Company. (See "United States Federal Tax Considerations -- United States Federal Income Tax Consequences -- the Company.")

Risk of Recharacterization of Reinsurance Profits on Business Retroceded to the Company. As described elsewhere herein, a portion of the underwriting experience in respect of insurance business retroceded to the Company is allocated to the series of Shares issued in respect of the Franchise that is the source of such business. In this connection, the Service could question whether profits on such business should be treated as being related to equity ownership for tax purposes, or whether the Shares should be treated, in whole or in part, as a means by which the direct insurer pays additional income to certain of its business producers or pays return premiums to certain policyholders, such that the producers or policyholders (rather than the Shareholders) should be subject to ordinary income tax on all or some of such profits. Although the issue is not free from doubt, given, among other things, the significance of the Shareholders' "at-risk" investment in the Company relative to the volume of business projected for the Company, the degree of pooling of risks among all series of Shares, the fact that distributions with respect to Shares are, subject to certain "minimum dividends," within the discretion of the Board, and the vote accompanying each Share, there should be substantial arguments against the recharacterization of profits with respect to the Shares.

Deductibility of Premiums Paid By Franchises for Certain Coverages Reinsured by
the Company.   As discussed elsewhere herein, risks arising under mechanical service agreements entered into with respect to a particular Franchise ultimately may be retroceded to the Company and allocated in part to a series of Shares owned by the owner(s) of such Franchise or by persons closely related to such owner(s). The Service conceivably could seek to deny any deductions taken by the obligor under the mechanical service agreements for premiums paid by it with respect to its obligations ultimately retroceded to the Company, relying on the theory, developed in cases dealing with transactions involving wholly owned insurance companies, that no insurance risk has been shifted in respect of such premiums. However, although the matter is not free from doubt, given the degree of risk pooling within the Company, there should be substantial arguments in support of the treatment of such premiums as deductible insurance premiums for tax purposes.

                                  LEGAL MATTERS

The legality of the securities offered hereby is passed upon for the Company by its Barbados counsel, Evelyn, Gittens & Farmer, Heritage House, Pinfold Street, Bridgetown, Barbados, West Indies. LeBoeuf, Lamb, Greene & MacRae, L.L.P., 1875 Connecticut Avenue, N.W., Washington, D.C. 20009, will advise the Company as to certain matters pertaining to the laws of the United States.

                                     EXPERTS

The financial statements included elsewhere in this Prospectus have been audited by Deloitte & Touche, independent chartered accountants, Bridgetown, Barbados as set forth in their report included in this Prospectus. Such financial statements have been so included in this Prospectus in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

The matters of Barbados law referred to in this Prospectus are set forth in reliance upon the opinion of Evelyn, Gittens & Farmer and upon their authority as experts in Barbados law. LeBoeuf, Lamb, Greene & MacRae, L.L.P. has passed upon the statements concerning United States tax laws contained in the discussion under "United States Federal Tax Considerations," which is included herein in reliance upon their authority as experts with respect to such matters.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31 1995, File No. 33-6534, each as filed by the Company with the Securities and Exchange Commission, Washington, D.C. (the "Commission"), are incorporated in this Prospectus by reference. Any statement contained in such Annual Report or Quarterly Report shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement.

                             ADDITIONAL INFORMATION

A registration statement under the 1933 Act has been filed with the Commission with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in such registration statement, certain parts having been omitted pursuant to the rules and regulations of the Commission.
The omitted information may be examined at the Commission's principal office at 450 5th Street, N.W., Washington, D.C., or at the following regional offices:
New York City, 26 Federal Plaza, Room 1102; Chicago, 219 South Dearborn Street, Room 1204; and Los Angeles, 5757 Wilshire Boulevard, Suite 500 East. Copies may be obtained upon payment of the fees prescribed from the public reference section of the Commission, Washington, D.C. 20549.

Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is hereby made to the copy of the contract or other document filed as an exhibit to the registration statement, of which this Prospectus is a part, for a full statement of the provisions, and each such statement in this Prospectus is qualified in all respects by such reference.


                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Motors Mechanical Reinsurance Company, Limited
Financial Services Centre
Bishops Court Hill
St. Michael, Barbados


We have audited the accompanying balance sheets of Motors Mechanical Reinsurance Company, Limited as of December 31, 1994 and 1993 and the related statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Motors Mechanical Reinsurance Company, Limited as of December 31, 1994 and 1993 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with accounting principles generally accepted in the United States of America.


                                   s/DELOITTE & TOUCHE
                                   CHARTERED ACCOUNTANTS

Bridgetown, Barbados



February 27, 1995

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                                 BALANCE SHEETS
                   DECEMBER 31, 1993, 1994 AND MARCH 31, 1995

                           (Expressed in U.S. Dollars)

                                                           December 31,             March 31
                                          Notes         1993           1994           1995
                                          _____      __________     __________     __________
                                                                                   (Unaudited)

ASSETS
   Investments                            3,7        $29,882,488    $42,903,056   $43,864,591
   Cash and cash equivalents               7           6,788,771      3,303,060     8,132,943
   Accrued investment income                             861,190      1,559,195     1,217,527
   Due from ceding company                             2,331,978      3,315,506     2,966,098
   Deferred acquisition costs                         10,495,206     14,931,467    15,797,829
   Prepaid expense                                             0              0         1,875
                                                     ___________    ___________   ___________
Total Assets                                         $50,359,633    $66,012,284   $71,980,863
                                                     ___________    ___________   ___________

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
   Unearned premiums                                 $40,413,058    $57,468,269    60,798,606
   Loss reserves                          4            1,910,030      2,660,270     2,756,429
   Accrued liabilities                                   107,181        118,102       227,653
                                                     ___________    ___________   ___________

   Total Liabilities                                  42,430,269     60,246,641    63,782,688
                                                     ___________    ___________   ___________

COMMITMENTS AND CONTINGENCIES             7

STOCKHOLDERS' EQUITY                      5
   Share capital
     Common stock - no par value;
       Authorized - 2,000 shares;
       issued and outstanding -
       2,000 shares                                      200,000        200,000       200,000

     Participating stock - no par value;
       Authorized - 100,000 shares;
       issued and outstanding - 23,100 shares
       at March 31, 1995 (unaudited);
       22,200 shares at December 31,
       1994; and 18,900 shares at
       December 31, 1993                               1,417,500      1,665,000     1,732,500
                                                     ___________    ___________   ___________
                                                       1,617,500      1,865,000     1,932,500

   Retained earnings                       8           6,211,978      5,796,732     6,287,149

   Unrealized appreciation
     (depreciation) on investments         3              99,886     (1,896,089)      (21,474)
                                                     ___________    ___________   ___________

   Total Stockholders' Equity                          7,929,364      5,765,643     8,198,175
                                                     ___________    ___________   ___________

Total Liabilities and
   Stockholders' Equity                              $50,359,633    $66,012,284   $71,980,863
                                                     ___________    ___________   ___________

The accompanying notes form an integral part of these financial statements.


                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                   STATEMENTS OF INCOME AND RETAINED EARNINGS
            FOR THE YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994 AND
              THE THREE MONTH PERIODS ENDED MARCH 31, 1995 AND 1994
                           (Expressed in U.S. Dollars)

                                            Years Ended December 31,
                    Notes           1992            1993             1994
                    _____        __________      __________       __________
INCOME

  Reinsurance
   premiums assumed   6         $19,386,455     $27,779,063      $38,371,896
  Increase in
   unearned premiums             (6,381,271)    (12,349,452)     (17,055,211)
                                ___________     ___________      ___________

Premiums earned                  13,005,184      15,429,611       21,316,685
                                ___________     ___________      ___________

Investment income:
     Interest earned              1,658,430       1,827,929        2,771,174
     Realized (losses) gains
      on investments                864,282         872,313       (1,543,358)
                                ___________     ___________       __________

Investment income - net           2,522,712       2,700,242        1,227,816
                                ___________     ___________       __________

TOTAL INCOME                     15,527,896      18,129,853       22,544,501
                                ___________     ___________       __________

EXPENSES

     Acquisition costs            3,377,758       4,009,285        5,540,539
     Losses paid                  7,938,136      10,625,508       14,079,926
     Increase in loss
       reserves                     226,313         287,175          750,240
     Administrative expenses:
     Related Parties                160,858         168,933          171,135
     Other                          317,617         334,245          284,103
                                ___________     ___________       __________


TOTAL EXPENSES                   12,020,682      15,425,146       20,825,943
                                ___________     ___________       __________

NET INCOME                        3,507,214       2,704,707        1,718,558
RETAINED EARNINGS,
   beginning of year              3,043,266       5,528,775        6,211,978

LESS: DIVIDENDS                  (1,021,705)     (2,021,504)      (2,156,304)

ADD: REDEMPTION OF PARTICIPATING
     STOCK                             -               -              22,500
                                ___________      __________       __________

RETAINED EARNINGS, end of year  $ 5,528,775      $6,211,978       $5,796,732
                                ___________      __________       __________


                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                   STATEMENTS OF INCOME AND RETAINED EARNINGS
            FOR THE YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994 AND
       THE THREE MONTH PERIODS ENDED MARCH 31, 1995 AND 1994 - (continued)
                           (Expressed in U.S. Dollars)


                                    Three Month Periods Ended
                                            March 31,
                                        1995          1994
                                   ____________   _________
                                            (Unaudited)

INCOME

  Reinsurance premiums assumed           $9,642,726         $8,816,331
  Increase in unearned premiums           3,330,337          4,244,425
                                         __________         __________

  Premiums earned                         6,312,389          4,571,906
                                         __________         __________

  Investment income
     Interest earned                        898,990            570,692
     Realized losses
       on investments                      (529,709)          (303,389)
                                         __________         __________

  Investment income -
     net                                    369,281            267,303
                                         __________         __________

TOTAL INCOME                              6,681,670          4,839,209
                                         __________         __________

EXPENSES

  Acquisition costs                       1,640,774          1,188,209
  Losses paid                             4,271,649          3,001,850
  Increase in loss reserves                  96,159            187,209
  Administrative expenses
     Related Parties                         69,517             53,446
     Other                                  113,154             85,677
                                         __________          _________

TOTAL EXPENSES                            6,191,253          4,516,391

NET INCOME                                  490,417            322,818

RETAINED EARNINGS,
  beginning of period                     5,796,732          6,211,978
                                         __________         __________

RETAINED EARNINGS,
  end of period                          $6,287,149         $6,534,796
                                         __________         __________


The accompanying notes form an integral part of these financial statements.


                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                            STATEMENTS OF CASH FLOWS
            FOR THE YEARS ENDED DECEMBER 31, 1992, 1993, AND 1994 AND
              THE THREE MONTH PERIODS ENDED MARCH 31, 1995 AND 1994

                           (Expressed in U.S. dollars)


                                                  Year Ended December 31
                                           1992          1993          1994
                                        ___________   ___________   ___________
CASH FLOWS FROM OPERATING ACTIVITIES:
   Reinsurance premiums collected       $17,624,088   $26,933,330   $35,580,944
   Losses and underwriting expenses     (11,898,682)  (16,977,784)  (22,168,851)
     paid
   Administrative expenses paid            (429,735)     (490,616)     (527,767)
   Investment income received             1,438,547     2,085,405     2,076,168
                                        ___________   ___________    __________

Net cash provided by operating
   activities                             6,734,218    11,550,335    14,960,494
                                        ___________   ___________    __________

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of investment securities   (60,877,408)  (49,834,608)  (70,748,944)
   Sales of investment securities        53,031,200    45,038,810    54,189,043
                                        ___________   ___________   ___________

Net cash invested                        (7,846,208)   (4,795,798)  (16,559,901)
                                        ___________   ___________   ___________

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of
     Participating Stock                    255,000       345,000       270,000
   Dividends paid                        (1,021,705)   (2,021,504)   (2,156,304)
                                        ___________   ___________   ___________

    Net cash used in financing
      activities                           (766,705)   (1,676,504)   (1,886,304)
                                        ___________   ___________    __________
INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                           (1,878,695)    5,078,033    (3,485,711)

CASH AND CASH EQUIVALENTS, beginning
   of year                                3,589,433     1,710,738     6,788,771
                                       ____________   ___________    __________

CASH AND CASH EQUIVALENTS, end of
   year                                 $ 1,710,738   $ 6,788,771    $3,303,060
                                        ___________   ___________    __________

RECONCILIATION OF NET INCOME TO
   NET CASH PROVIDED BY OPERATING
   ACTIVITIES:
   Net income                           $ 3,507,214   $ 2,704,707    $1,718,558
   Realized losses (gains) on
     investments                           (864,282)     (872,313)    1,543,358
   Change in:
     Accrued investment income             (222,446)      254,177      (698,005)
     Due from ceding company               (653,270)       24,630      (983,528)
     Deferred acquisition costs          (1,662,778)   (3,213,352)   (4,436,261)
     Prepaid expenses                          -             -             -
     Unearned premiums                    6,381,271    12,349,452    17,055,211
     Loss reserves                          226,313       287,175       750,240
     Accrued liabilities                     22,196        15,859        10,921
                                        ___________    __________     _________

NET CASH PROVIDED BY OPERATING
   ACTIVITIES                           $ 6,734,218   $11,550,335   $14,960,494
                                        ___________   ___________   ___________



                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                            STATEMENTS OF CASH FLOWS
            FOR THE YEARS ENDED DECEMBER 31, 1992, 1993, AND 1994 AND
       THE THREE MONTH PERIODS ENDED MARCH 31, 1995 AND 1994 - (continued)

                           (Expressed in U.S. dollars)

                                        Three month periods ended
                                                 March 31,
                                           1995            1994
                                        ___________    ________
                                                 (unaudited)
Cash flows from operating activities:
  Reinsurance premiums collected        $ 9,853,097      $7,062,145
  Losses and underwriting
    expenses paid                        (6,618,043)     (4,730,167)
  Administrative expenses paid              (97,698)        (95,553)
  Investment income received              1,241,656         530,825
                                         __________      __________

Net cash provided by
   operating activities                   4,379,012       2,767,250
                                         __________      __________

Cash flows from investing activities:
   Purchases of marketable securities   (38,556,681)    (25,508,046)
   Sales and maturities of
       marketable securities             38,940,052      19,223,793
                                         __________     ___________
Net cash invested                           383,371      (6,284,253)
                                         __________     ___________

Cash flows from financing activities:
   Proceeds from issuance of
     Participating stock                     67,500          75,000
                                         __________     ___________
   Net cash provided by financing
   activities                                67,500          75,000
                                         __________     ___________

Increase (decrease)
  in cash and cash equivalents            4,829,883      (3,442,003)
Cash and cash equivalents, beginning
  of period                               3,303,060       6,788,771
                                         __________      __________
Cash and cash equivalents, end
  of period                              $8,132,943      $3,346,768
                                         __________      __________

Reconciliation of net income to net cash
   provided by operating activities:
   Net income                               490,417         322,818
   Realized losses on investments           529,709         303,389
   Change in:
       Accrued investment income            341,668         (39,867)
       Due from ceding company              349,408      (1,203,180)
       Deferred acquisition costs          (866,362)     (1,104,061)
       Prepaid expenses                      (1,875)         (1,875)
       Unearned premiums                  3,330,337       4,244,425
       Loss reserves                         96,159         187,209
       Accrued liabilities                  109,551          58,392
                                         __________       _________

Net cash provided by
   operating activities                  $4,379,012      $2,767,250
                                         __________      __________


The accompanying notes form an integral part of these financial statements.


                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
                (UNAUDITED AS TO INFORMATION AS OF MARCH 31, 1995
         AND FOR THE THREE MONTH PERIODS ENDED MARCH 31, 1995 AND 1994)

                           (Expressed in U.S. Dollars)

Note 1.   OPERATIONS

          The Company is incorporated under the laws of Barbados and is a licensed insurer under the Exempt Insurance Act, 1983.

          All of the common stock of the Company is owned by Motors Insurance Corporation ("MIC"). MIC is an indirect wholly-owned subsidiary of General Motors Corporation. The principal activity of the Company is the assumption of certain automobile mechanical breakdown risks arising under insurance policies reinsured by MIC and attributable to an MIC Agency Account in respect of which shares of Participating Stock are issued and outstanding. All premiums received were derived from MIC.


Note 2.   PRINCIPAL ACCOUNTING POLICIES

               (a) Basis of Presentation

          The financial statements are stated in United States dollars and are prepared in conformity with accounting principles generally accepted in the United States of America. Reinsurance premiums assumed by the Company represent policies ceded by MIC during the twelve months ended December 31 of each fiscal year.

          Certain amounts in the 1993 and 1992 financial statements have been reclassified to conform with the 1994 presentation.

          (b) Premium Income and Acquisition Costs

          Reinsurance premiums are based on the Company assuming (after ceding commission) 75% of the original policy premium written by the direct insurer. Of these reinsurance premiums, 75% is retroceded to the Company when written and 25% when earned.

          Premiums are taken into income on the basis of quarterly cessions and are related to anticipated loss exposures. Acquisition costs, consisting of ceding commissions and excise taxes, are taken into income on the basis of premiums earned.

          (c)  Investments

          Investments are comprised of interest-bearing marketable securities which are carried at fair value based on quoted market prices and dealer quotes obtained from an external pricing service. Investments with original maturities of less than 90 days are classified as cash equivalents. Unrealized appreciation (depreciation) is included in stockholders' equity.

          Realized gains and losses on the sale of investments are included as investment income and are calculated based on average costs.

          (d)  Loss Reserves

          The Company provides for unsettled, reported losses based on estimates of the final settlement, with an experience factor added to provide for losses incurred but not reported. The final settlement may be greater or less than the amounts provided. Any such differences, when they become known, are recognized in current operations.

          (e)  Taxation

          The Company has received an undertaking from the Barbados Government exempting it from all local income, profits and capital gains taxes for a period ending December 31, 2001.

          Stockholders who are United States residents are taxed on their share of the Company's income on a deemed distribution basis.

          (f)  Earnings Per Share

          No amount has been reported as earnings per share as the earnings applicable to the Participating Stockholders vary with the underwriting results of each series. Retained earnings applicable to the Common Stockholder include allocated investment income and operating expenses and amounts restricted for advances to Participating Stockholders (see Note 8).

          (g)  Interim Financial Information

          The financial statements as of March 31, 1995 and for the three month periods ended March 31, 1995 and 1994, are unaudited, but in the opinion of Management, reflect all adjustments, consisting of normal recurring accruals, which are necessary for a fair presentation of the results for the periods presented. Results for the three month period ended March 31, 1995 are not necessarily indicative of the results to be expected for the whole fiscal year.


Note 3.   INVESTMENTS

          Effective January 1, 1994, the Company adopted the requirements of Financial Accounting Standards Board Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and the Company's investments have been classified as available for sale. The Company had previously accounted for its investment securities at market value, with the resulting unrealized gains and losses included as a separate component of stockholders' equity. Accordingly, the adoption of Statement No. 115 had no material effect on the Company's financial position and results of operations.

          The cost and estimated fair value of investments in debt securities are as follows:

                                       Gross          Gross      Estimated
                                    Unrealized     Unrealized      Fair
                          Cost     Appreciation   Depreciation     Value
                       __________  ____________   ____________   _________

December 31, 1993:

Debt securities
  issued by
  foreign
  governments
  and their
  agencies             $16,327,184    $ 72,332      $(135,761)  $16,263,755

Debt securities
  issued by
  supra-nationals        7,182,454     103,034        (25,925)    7,259,563

Corporate
  securities             6,272,964     109,193        (22,987)    6,359,170
                        __________    ________       _________  ___________

     Total             $29,782,602    $284,559      $(184,673)  $29,882,488
                       ___________    ________      _________   ___________

December 31, 1994:

Debt securities
  issued by
  foreign
  governments
  and their
  agencies             $31,233,934     $23,323    $(1,324,106)  $29,933,151

Debt securities
  issued by
  supra-nationals       13,565,211        -          (595,306)   12,969,905
                       ___________     _______    ___________    __________

     Total             $44,799,145     $23,323    $(1,919,412)  $42,903,056
                       ___________     _______    ___________   ___________


               The cost and estimated fair value of debt securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          Estimated
                                                             Fair
                                          Cost               Value
                                       ___________         ________
               Due after one year
                 through five years    $18,203,680          $17,241,088

               Due after five years
                 through ten years      26,595,465           25,661,968
                                       ___________         ___________
                                       $44,799,145         $42,903,056
                                       ___________         ___________


               In 1992, gross gains of $1,008,932 and gross losses of $144,650 were realized. In 1993, gross gains of $964,613 and gross losses of $92,300 were realized. In 1994, gross gains of $150,704 and gross losses of $1,694,062 were realized.

               The following summarizes net unrealized appreciation (depreciation) on investments:


                 Balance, December 31, 1991     $   915,287
                 Net depreciation                  (646,855)
                                                ___________

                 Balance, December 31, 1992     $   268,432
                 Net depreciation                  (168,546)
                                                ___________

                 Balance, December 31, 1993     $    99,886
                 Net depreciation                (1,995,975)
                                                ___________

                 Balance, December 31, 1994     $(1,896,089)
                 Net appreciation (unaudited)   $ 1,874,615
                                                ___________

                 Balance, March 31, 1995        $   (21,474)
                           (unaudited)          ___________


               The investment portfolio is comprised of diverse U.S. dollar-denominated debt securities which do not result in any concentration in credit risks.


Note 4.   RESERVES FOR UNPAID LOSSES

The following table sets forth an analysis of changes in the loss reserves for the years ended December 31, 1992, 1993 and 1994:


                                 1992         1993              1994
                                 ____         ____              ____


Beginning balance in
reserves for losses        $  1,396,542     $  1,622,855     $ 1,910,030
                           ____________     ____________     ___________

Add-provision for losses
incurred related to:

     Current claim year    $  8,461,984     $ 11,046,932     $14,893,890

     Prior claim years     $   (297,535)    $   (134,249)    $   (63,724)
                           ____________     ____________     ___________

            Total          $  8,164,449     $ 10,912,683     $14,830,166
                           ____________     ____________     ___________

Deduct-paid losses
attributable to:

     Current claim year    $  7,025,671     $  9,363,720     $12,527,026

     Prior claim years     $    912,465     $  1,261,788     $ 1,552,900
                           ____________     ____________     ___________

          Total            $  7,938,136     $ 10,625,508     $14,079,926
                           ____________     ____________     ___________

Ending balance in reserves
for losses                 $  1,622,855     $  1,910,030     $ 2,660,270
                           ____________     ____________     ___________


As a result of change in estimates of losses incurred in prior years, the provisions for losses incurred in 1992, 1993 and 1994 decreased by $297,535, $134,249, and $63,724, respectively, because of lower than expected claims.


Note 5.   STOCKHOLDERS' EQUITY

          All of the Company's Common Stock is held by MIC. An offering of 12,000 shares of Participating Stock is being made to persons certified by owners of certain motor vehicle franchises. The offering consists of 120 series of 100 shares each at a price of $75 per share.

          During the quarter ended March 31, 1995, 9 additional series of 100 shares were added. During 1994, 36 additional series of 100 shares of Participating Stock were issued as compared with 46 for the year ended December 31, 1993. In addition, in 1994 the Board of Directors redeemed 3 series of 100 shares each that had substantial accumulated deficits. As a result of the redemption, $22,500 was transferred from Participating Stock to retained earnings to eliminate the capital accounts and accumulated deficits of those series.

          In the years ended December 31, 1992, 1993 and 1994, costs in the amount of $80,298, $74,461 and $162,989, respectively, were incurred in the sale of Participating Stock. The Common Stockholder reimbursed the Company directly for these expenses in 1994. During 1992 and 1993, these amounts were expensed by the Company and allocated to the account of the Common Stockholder.

          The holders of Common Stock as a class are entitled to elect five directors, at least one of whom must be a resident of Barbados. They have no right to vote with respect to liquidation of the Company. As a class, these holders generally have the sole right to vote on matters not specifically reserved to Participating Stock.

          The holders of Participating Stock as a class are entitled to elect one director. Generally, liquidation of the Company requires approval by at least 75% of the outstanding shares of this class. Any redemption of a series of shares requires a vote of the Board provided that the director representing holders of the Participating Stock votes in favor of the redemption. Any changes in the Company's Articles or By-Laws require the approval of a majority of the holders of Participating Stock present and voting together with a majority of the holders of Common Stock.

          From time to time, funds are held in escrow on account of Participat-ing Stock applications. Such amounts are not included in cash and cash equivalents in the accompanying financial statements. At December 31, 1994, $7,500 was held in escrow and at December 31, 1993, there were no amounts held in escrow.


Note 6.   REINSURANCE PREMIUMS

          Under the provisions of the retrocession agreement, the Company will receive additional cessions of $19,156,090 ($13,471,019 at December 31, 1993) relating to premiums written by the ceding insurer but unearned at the respective period ends. The amounts will be received as the premiums are earned, net of related acquisition costs.


Note 7.   LETTERS OF CREDIT

          As of December 31, 1994, the Company has provided an irrevocable letter of credit to MIC, in the amount of $42,900,000 to secure the amounts recoverable from the Company related to the business ceded. Cash equivalents and investments are assigned to secure the letter of credit.


Note 8.   RETAINED EARNINGS

          Items of income or loss and expenses attributable to insurance underwriting activities are determined as of the end of each calendar quarter and are allocated to the Participating Stockholders' capital accounts.

          An amount equal to 1-1/3 percent of assumed premiums (net of related ceding commissions) is allocated to the capital account of the Common Stockholder. Such allocations accumulate as restricted retained earnings and may be used to advance capital to any Participating Stockholders who incur a deficit in their capital accounts; any such advances are repayable out of future profitable operations of the respective Participating Stockholder. Amounts allocated to the Common Stockholder, net of advances to Participating Stockholders, are presented in the table below as "net transfers."

          Dividends may be declared and paid at the discretion of the Company's Board of Directors subject to the right of holders of participating stock to receive minimum dividends. The minimum annual dividend payable on each share shall be such shares pro rata portion of an amount equal to twenty percent (20%) of the net income, if any, for the preceding fiscal year attributable to the subsidiary capital account associated with the series of which that share is part.

          Barbados law requires that the Company maintain a minimum capitalization based generally on the amount of premiums earned in the preceding fiscal year. At January 1, 1995, the Company's required minimum capital computed in accordance with Barbados law was approximately $2,631,669.

          Amounts of retained earnings applicable to the Common and Participating Stockholders are comprised of the following:

                                  Common      Participating       Total
                                  ______      _____________       _____


Balance, December 31, 1991      $  77,557       $2,965,709     $3,043,266

Net income (loss) for the year    (42,631)       3,549,845      3,507,214

Net transfers                     173,954         (173,954)             -

Dividends paid                          -       (1,021,705)    (1,021,705)
                                 ________       __________     __________

Balance, December 31, 1992        208,880        5,319,895      5,528,775

Net income (loss) for the year    (41,909)       2,746,616      2,704,707

Net transfers                    (175,245)         175,245              -
Dividends paid                          -       (2,021,504)    (2,021,504)
                                 ________       __________     __________

Balance (deficit),
  December 31, 1993               (8,274)        6,220,252      6,211,978

Net income (loss) for the year    (7,536)        1,726,094      1,718,558

Net transfers                    (37,410)           37,410              -

Dividends paid                         -        (2,156,304)    (2,156,304)

Redemption of participating
  stock                                -            22,500         22,500
                               _________         _________     __________

Balance (deficit)
  December 31, 1994              (53,220)        5,849,952      5,796,732

Net income for
  the quarter end
  March 31, 1995
  (unaudited)                      1,024           489,393        490,417

Balance (deficit)
 March 31, 1995 (unaudited)      (52,196)       $6,339,345     $6,287,149
                                ________        __________     __________


                            COMPANIES ACT OF BARBADOS                 APPENDIX A
                                  (Section 205)
                       RESTATED ARTICLES OF INCORPORATION                FORM 13


1.   Name of Company
Motors Mechanical Reinsurance Company, Limited

2.   Company No.
1485

3. THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE COMPANY IS AUTHORIZED TO ISSUE

The annexed Schedule is incorporated in this form.

4.   RESTRICTION IF ANY ON SHARE TRANSFERS

The annexed Schedule is incorporated in this form.

5.   NUMBER (OR MINIMUM AND MAXIMUM NUMBER) OF DIRECTORS

There shall be a minimum of 5 and a maximum of 6 directors.

6.   RESTRICTIONS IF ANY ON BUSINESS THE COMPANY MAY CARRY ON

The principal object and activity of the Company is to engage in Exempt Insurance business within the meaning of the Exempt Insurance Act, 1983 of Barbados and the business of the Company shall be restricted accordingly.

7.   OTHER PROVISIONS IF ANY

The annexed Schedule is incorporated in this form.

8.   Date                   Signatures                   Title

   January 29, 1987       Peter Evelyn                 Director


FOR MINISTRY USE ONLY

COMPANY NO.                FILED


         COMPANIES ACT OF BARBADOS SCHEDULE TO ARTICLES OF INCORPORATION

3. The classes and any maximum number of shares that the Company is authorized to issue:

The Company is authorized to issue:

(a) 2,000 shares of one class without nominal or par value to be designated Common shares; and

(b) 100,000 shares of one class without nominal or par value to be designated Participating shares which shall be divided into 1,000 series and issued in series of 100 shares.

The rights, preferences and limitations of the said classes of shares are as follows:

DEFINITIONS

In these Articles and any amendment thereto and in the Company's By-Laws the following terms shall mean:

Board -- The Company's Board of Directors.

Company -- Motors Mechanical Reinsurance Company, Limited.

Franchise -- A right conferred by a motor vehicle manufacturer pursuant to a written agreement which permits the grantee to sell the manufacturer's new motor vehicles.

MIC -- Motors Insurance Corporation, a New York corporation with its administrative offices in Detroit, Michigan.

MIC Agency Account -- The separate business record maintained by MIC or any of its subsidiaries to track volume, experience, and commissions with respect to insurance business related to any one or more particular Franchises.

Restricted Earned Surplus -- At any point in time, that portion of the earned surplus, if any, in the Subsidiary Capital Account for the Common shares equal to one and one-third percent (1-1/3%) of the premiums paid to the Company during the immediately preceding five-year period, net of deficits allocated to such account pursuant to paragraph 3(1)(7)(a)(i) hereof during such five-year period to the extent not restored to such account pursuant to paragraph 3(1)(7)(c) hereof and net of return premiums allocated to such account during such period pursuant to paragraph 3(1)(1)(d) hereof.

Shares -- Shares of the Participating Stock of the Company.

Stock Purchase Agreement -- The agreement entered into between the Company and the purchaser of Shares, in the form approved by the Board.

Subsidiary Capital Account -- The subsidiary bookkeeping record established by the Company for a particular series or class of shares and maintained for the purpose of accounting for items of income and expense, gains and losses, capital contributions, and shareholder distributions which are allocated to the particular series or class of shares.

(1)  ALLOCATIONS TO SUBSIDIARY CAPITAL ACCOUNTS

The Company will establish a Subsidiary Capital Account with respect to the Common shares as a class, and to each series of Shares of the Company at the time a series is issued.

The consideration received by the Company upon the issuance of a particular series of Shares and the Common shares as a class will be allocated to the Subsidiary Capital Account for that series or class. Items of income and expense, and losses, attributable to insurance underwriting activities shall be determined as of the end of each calendar quarter and shall be allocated to the Subsidiary Capital Accounts as of the end of the fiscal quarter of the Company in which the respective calendar quarter ends. Investment experience, and other items of income and expense, gains and losses and distributions with respect to shares of the Company will be determined and allocated to the Subsidiary Capital Accounts as of the end of each fiscal quarter of the Company. All such accounting determinations shall be made using United States generally accepted accounting principles, unless otherwise required by these Articles. For purposes of such allocations, items shall be "related" to a Subsidiary Capital Account which is identified with the same MIC Agency Account to which such items can be attributed.

(1) Items of income and expense, and losses, attributable to insurance underwriting activities shall be allocated to the Subsidiary Capital Accounts in accordance with the following paragraphs:

     (a) With respect to premiums ceded to the Company, one hundred percent (100%) shall be allocated to the related Subsidiary Capital Account; provided, however, that an amount equal to one and one-third percent (1-1/3%) of such premiums shall be subtracted from such Subsidiary Capital Account and allocated to the Subsidiary Capital Account of the Common shares.

     (b) With respect to any agents' or brokers' commissions, any commissions recaptured, unearned premiums, reinsurance premiums ceded by the Company, and any United States excise tax, one hundred percent (100%) shall be allocated to the related Subsidiary Capital Account.

     (c) With respect to losses incurred, and any amount of losses recovered through salvage, subrogation, reimbursement or otherwise:

          (i) ninety percent (90%) shall be allocated to the related Subsidiary Capital Account; and

          (ii) the remainder shall be allocated among all Subsidiary Capital Accounts of the Shares pro rata in accordance with the relative earned premiums attributable to such accounts for the calendar quarter in which the losses are incurred. For this purpose, losses incurred includes both paid and unpaid (reported and unreported) losses.

     (d) With respect to return premiums, ninety-eight and two-thirds percent (98-2/3%) shall be allocated to the related Subsidiary Capital Account and one and one-third percent (1-1/3%) shall be allocated to the Subsidiary Capital Account for the Common shares.

(2) Any expenses or liabilities attributable to ordinary day-to-day Company operations, excluding any United States Federal income taxes, shall be allocated among all Subsidiary Capital Accounts for the Shares pro rata in accordance with the relative earned premiums allocated to such accounts for the fiscal quarter in which the expense or liability is incurred.

(3) Any United States Federal income tax liability (and any interest thereon or any penalties related thereto) incurred by the Company shall be allocated among the Subsidiary Capital Accounts based upon the relative contribution of each of those accounts to the taxable income of the Company upon which the tax (and any interest or penalties) is imposed.

(4) Any expenses or liabilities attributable to the organization of the Company or to the offer, sale or issuance of Shares, including but not limited to the costs of compliance with regulations and requirements of the United States Securities and Exchange Commission and the various states and other jurisdictions of the United States as they pertain thereto, shall be allocated to the Subsidiary Capital Account for the Common shares.

(5) Any expenses or liabilities of the Company not allocable in the manner described in paragraphs (2) through (4) above shall be allocated among the Subsidiary Capital Accounts on the basis of the relative balances of such accounts as of the end of the fiscal quarter preceding the date on which the expense or liability is incurred.

(6) (a) Investment income, net of any direct investment expense, shall be allocated among the Subsidiary Capital Accounts pro rata based upon the relative Investment Asset Balance (as defined in subparagraph (b) below) of each such account as of the last day of the fiscal quarter preceding the quarter for which the investment income is being allocated. For these purposes, net investment income will include realized (but not unrealized) gains and losses.

     (b) The Investment Asset Balance of each Subsidiary Capital Account shall be equal to the capital and surplus allocated to such account, increased by:

          (i) the unearned portions of the written premiums that have been collected by the Company and allocated to such account as of the last day of the fiscal quarter preceding the quarter for which the income is being allocated, net of any applicable commissions and taxes;

          (ii) the outstanding loss reserves attributable to such account as of the last day of the fiscal quarter preceding the quarter for which the income is being allocated; and

          (iii) any other outstanding liability that has been charged to such account as of the last day of the fiscal quarter preceding the quarter for which the income is being allocated.

(7)  (a)  If, after the credits and charges described in paragraphs (1) through
     (6) above are made to the Subsidiary Capital Accounts there exists a deficit in one or more of such accounts, then each such deficit will be allocated to and charged against:

          (i) first, the Subsidiary Capital Account for the Common shares to the extent of Restricted Earned Surplus;

          (ii) then, any remaining unallocated deficit to the Subsidiary Capital Accounts for the Shares, pro rata, based upon the relative earned premiums allocated to each such account for the fiscal quarter for which the allocation is being made; provided, however, that only accounts which have positive balances will be taken into account for the purposes of this allocation;

          (iii) then, any remaining unallocated deficit to the remaining Subsidiary Capital Accounts for the Shares with positive balances as of the last day of the fiscal quarter for which the allocation is being made, pro rata, based upon such balances; and

          (iv) finally, to the extent necessary, the Subsidiary Capital Account for the Common shares.

     (b) If, as a result of an allocation of a deficit as described in subparagraph (ii) or (iii) of paragraph (a) above, a deficit is created in one or more of the Subsidiary Capital Accounts, then the resulting deficit(s) will be further allocated in the manner provided in that subparagraph.

     (c) Although this paragraph (7) shall be applied in a manner that does not result in a balance in any Subsidiary Capital Account for a series of Shares that is less than zero, if any such account had a deficit that was allocated to and charged against the Subsidiary Capital Account of the Common shares pursuant to Section 3(1)(7)(a)(i) hereof, or to the Subsidiary Capital Account for any series of Shares pursuant to Section 3(1)(7)(a)(ii) or (iii) hereof (after taking into account the provisions of Section 3(1)(7)(b)) after January 1, 1995, then at the end of any succeeding fiscal quarter for which that account otherwise would show an account balance greater than zero, such balance will be reallocated and credited:

               (i) first to the Subsidiary Capital Account of the Common shares until all reductions of such Subsidiary Capital Account for the Common shares under Section 3(1)(7)(a)(i) hereof with respect to said series of Shares have been restored, and

               (ii) then, with respect to any deficits charged against the Subsidiary Capital Account for any series of Shares pursuant to
          Section 3(1)(7)(a)(ii) or (iii) for periods after January 1, 1995, to the Subsidiary Capital Accounts for the Shares, pro rata, based upon the relative amounts, through the end of the fiscal quarter for which the reallocation hereunder is being made, of deficits that were allocated to those accounts (whether under Section 3(1)(7)(a)(ii) or (iii)) from the Subsidiary Capital Account for the series of Shares for which the reallocation hereunder is being made and that have not previously been restored, until all reductions of such Subsidiary Capital Accounts after January 1, 1995 under Section 3(1)(7)(a) with respect to said series of Shares have been restored.


(8) (a) Dividends, payments upon redemption or liquidation (described below), and any other distributions with respect to shares of the Company will be allocated to the Subsidiary Capital Account for the class or series with respect to which the dividend, payment or distribution was made.

     (b) Where all shares of a series of Shares are repurchased by the Company pursuant to Section 4 below, or redeemed in accordance with the Company's procedures for redemption set forth in Section 3(6) below, the Subsidiary Capital Account for such series shall be terminated as of the Repurchase Date or Redemption Date (as those terms are defined in Sections 4 and 3(6), respectively). Thereafter, all income, expenses, gains and losses that would have been allocated to the terminated account will be allocated among the Subsidiary Capital Accounts of the existing series of Shares pro rata based upon relative earned premiums attributable to such accounts for the calendar quarter in which the item was earned or incurred; provided, however, that a net deficit for any such period shall be allocated in accordance with the provisions of Section 3(1)(7).

The allocations to the Subsidiary Capital Accounts described above shall be approved by the Board, and when finally so approved all calculations, allocations and determinations shall be final and conclusive and shall be binding on all holders of shares of the Company for all purposes, including without limitation any redemption of shares of the Company pursuant to the Company's procedures for redemption. The Board is authorized to interpret and apply the provisions of these Articles and to promulgate such additional rules and guidelines as the Board deems appropriate to carry out the intent of these Articles and such interpretations, rules and guidelines shall be binding on all shareholders.

(2)  PARTICIPATING SHARES

(a) If any Share shall be redeemed, repurchased or otherwise retired, it shall return to the status of an authorized but unissued share of such class.

(b) A series of Shares shall be issued with respect to a specific MIC Agency Account. Only one series of Shares shall be issued with respect to an MIC Agency Account. A series of Shares shall be issued only to persons or entities acceptable to the Board and certified by the owner(s) of the Franchise(s) to which the MIC Agency Account relates. Certification will be effected in accordance with procedures adopted by the Board from time to time. No share of any particular series of Shares shall be issued unless all shares of such series are issued.

(c) Each outstanding Share shall entitle the registered holder of record of such Share to dividends in accordance with the rules set forth in Section 3(5) of these Articles.

(d) The holders of Shares shall among them have the right to elect one director of the Company and shall otherwise have only such voting rights as are specifically provided herein. On all such matters each share shall entitle the registered holder thereof to one vote.

(e) The rights associated with any Shares of a series shall be identical to the rights associated with all other Shares of the same series.

(3)  COMMON SHARES

(a) Each outstanding Common share shall entitle the registered holder of such shares to dividends in accordance with the rules set forth in Section 3(5) of these Articles.

(b) Each outstanding Common share shall entitle the registered holder thereof to one vote per share on all resolutions of the Company other than as specifically provided herein.

(c) The holders of the Common shares shall be entitled to elect five directors of the Company, one of whom must be a resident citizen of Barbados.

(4)  LIQUIDATION

The Company may be liquidated upon the vote of the holders of at least seventy-five percent (75%) of the Shares. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, after payment of all liabilities of the Company, each holder of Shares of a series shall be entitled to receive an amount equal to his share (based on his proportionate ownership of such series) of the Subsidiary Capital Account balance related to his series of Shares before any distribution of the assets of the Company shall be made to holders of the Common shares. After such payment shall have been made in full to the holders of the outstanding Shares, or funds necessary for such payment shall have been set aside in trust for the account of the holders of the outstanding Shares so as to be available therefor, the holders of the outstanding Shares shall be entitled to no further participation in the distribution of the assets of the Company, and the remaining assets of the Company, if any, shall be divided and distributed among the holders of the Common shares then outstanding pro rata based on their respective shares. A consolidation or merger of the Company, or sale or transfer of all or substantially all its assets, or any purchase or redemption of shares of the Company of any class or series, shall not be regarded as a "liquidation,
dissolution, or winding up" within the meaning of this paragraph.        (5)
DIVIDENDS

(a) Subject to the following paragraphs, dividends may be paid at the discretion of the Board.

(b) Dividends, payable in cash or such other property as the Board may determine, on a series of Shares or on Common shares, shall be declared and payable only if the Company shall have, after giving effect to the dividend, sufficient net assets, without regard to any Letter of Credit or Guarantee, to meet the general business solvency margin prescribed by the Exempt Insurance Act and Section 51 of the Act; provided that dividends with respect to any series of Shares may be paid only out of earned surplus attributable to the Subsidiary Capital Account identified with those Shares, and only to the extent that, after giving effect to the dividend, the capital and surplus identified with that Subsidiary Capital Account (without regard to any Guarantee or Letter of Credit) would meet its pro rata share, based on allocable premium income, of the minimum net assets required of the Company under the Exempt Insurance Act. Subject to the right of the holders of Shares to receive minimum dividends pursuant to the following paragraph, to the extent a dividend is declared on the Shares, it shall be declared and paid subject to the foregoing limitations for each series of Shares as a percentage of the net income for the preceding calendar year and/or earned surplus as of the end of the preceding calendar year, attributable to each series, provided that such percentage may vary among series of Shares with the level of net income and/or earned surplus. Dividends shall only be declared and paid on Common shares to the extent that the earned surplus attributable to Common shares exceeds Restricted Earned Surplus.

(c) Subject to the preceding paragraph, the holders of the Shares of each series shall be entitled to receive minimum annual dividends, payable annually within the first 120 days of each fiscal year, in cash or such other property as the Board may determine. The minimum annual dividend payable on each Share shall be such Share's pro rata portion of an amount equal to twenty percent (20%) of the net income, if any, for the preceding fiscal year attributable to the Subsidiary Capital Account associated with the series of which that Share is a part. If a holder of Shares receives no dividend or a limited dividend in any annual period as a result of the limitations set forth in the preceding paragraph, any unpaid portion of the minimum dividend otherwise payable pursuant to this paragraph shall not become payable pursuant to this paragraph in any subsequent year.

(d) In no event shall any dividend whatever be paid upon or declared or set apart for the Common shares, unless and until all minimum annual dividends required to be paid on the then outstanding Shares for the then current period shall have been paid or declared and set apart for payment.

(6)  REDEMPTION

The common shares are non-redeemable. Subject to compliance with any applicable statute or act, the Company may redeem any of its issued and outstanding Shares if all Shares of the series involved are redeemed and the redemption of such Shares is approved by a majority of the Board, provided that the Director representing holders of the Shares votes in favor of the redemption.

The redemption of Shares shall be effective on such future date as determined by the Board, which shall be no later than the last business day of the calendar year in which the redemption was approved by the Board. Such date is herein called the "Redemption Date."

The consideration payable to the holders of redeemed Shares shall be the Subsidiary Capital Account balance for the series of such Shares as of the Redemption Date, as adjusted by the Board to reflect unrealized gains and losses on investments held by the Company and any contingent liabilities allocable to such account. Such consideration shall be paid within five (5) months of the Redemption Date, provided that the holder(s) of the redeemed Shares shall have delivered to the Company, certificates representing the Shares being redeemed duly endorsed and accompanied by such other documents as the Company may require. Such consideration shall bear interest from the Redemption Date until the earlier of the date of payment or the date that is five (5) months from the Redemption Date, at a rate equal to the rate of interest paid on 26-week United States Treasury Bills for the issue following the Redemption Date.

Upon redemption of the Shares as aforesaid, the holder(s) thereof shall cease to have any further interest in the shares being redeemed. Shares redeemed pursuant to this Section 3(6) shall return to the status of authorized but unissued Shares.

4.   Restrictions, if any, on share transfers:

     (a) Subject to the exceptions listed below, Shares (whether owned by the original or any subsequent holder thereof) shall not be transferred in any manner unless the holder(s) has received a bona fide written offer to purchase such Shares, a copy of which has been furnished to the Company, and the Company is thereafter offered the opportunity to purchase such Shares. The Company shall have sixty (60) days during which to exercise the rights conferred upon it by this paragraph. If the Company accepts such offer, the price will be the lesser of the balance of the Subsidiary Capital Account related to such series of Shares as of the last day of the fiscal quarter immediately preceding the date on which the offer to purchase was accepted by the Company (the "Repurchase Date") (or if less than all such Shares are offered, then the pro rata portion of such account attributable to the Shares offered), or the bona fide offering price. Payment by the Company may be deferred until the end of the fiscal quarter
     in which the offer to purchase was accepted by the Company.   Shares
     purchased by the Company pursuant to this paragraph shall return to the status of authorized but unissued shares of such class. If the Company does not elect to purchase the Shares pursuant to this paragraph, they may be sold in accordance with the bona fide written offer referred to above within the following sixty (60) days, subject to the requirements of the following paragraphs. After such further sixty (60) days, any attempted sale or transfer of the Shares shall be subject to all the requirements of this paragraph.

     (b) In addition to the requirements of the preceding paragraph and except as provided in paragraph (d) below, transfers of less than all Shares of a series shall not be made unless the holder(s) has received the written consent of the Company thereto. A request for such consent must be made in writing and set forth the name(s) and address(es) of the intended transferee(s), the desired date of the transfer, and the consideration to be paid. The Company shall have sixty (60) days from receipt of such request to grant or withhold its consent to the intended transfer. If the Company fails to give its written consent, any subsequent transfer shall be void and of no effect.

     (c) Shares may not be transferred unless and until the Board has received such assurances of compliance with all applicable laws and regulations as it may deem necessary and the transferee has agreed to abide by the requirements set forth in the Stock Purchase Agreement entered into by the transferor. Certificates representing shares of any class of the Company's shares shall bear a legend substantially to the effect of this Section 4 of these Articles.

     (d) A sale, gift, assignment, pledge or other transfer of Shares shall be exempt from the requirements of paragraphs (a) and (b) of this Section 4 if the Board determines that the transferee or assignee of the shares is: (i) a member of the transferring shareholder's immediate family; (ii) a trust for the benefit of the transferring shareholder, or for the benefit of other exempted transferees described in this paragraph; (iii) if the transferor is a corporation, any shareholder of the transferor; (iv) if the transferor is a partnership, any of its partners; (v) a corporation which is controlled by or under common control with the transferor; (vi) the estate of a deceased shareholder or legatees and heirs of such deceased shareholder; (vii) a charitable or other qualifying organization described in Section 170(c)(2) of the United States Internal Revenue Code of 1986;
     (viii) in the case of a transfer of less than all of the Shares of a series, a person who immediately prior to such transfer is a holder of Shares of that series; or (ix) a key employe with respect to a Franchise previously designated in the Stock Purchase Agreement entered into by the transferor.

7.   Other provisions if any:

No holder of shares of the Company of any class, now or hereafter authorized, shall have any preferential or preemptive right to subscribe for, purchase or receive any shares of the Company of any class, now or hereafter authorized, or any options or warrants for such shares, or any rights to subscribe for or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Company.

Amendment of Articles and By-Laws:

The Company's Articles and By-Laws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted, without the affirmative vote of the holders of a majority of the Common shares and of the Shares present; provided that the rights associated with any series of Shares shall not be varied, unless the rights associated with all other series are similarly changed, without the affirmative vote of the holders of a majority of the Shares of each series present.

                                                                      APPENDIX B

                            STOCK PURCHASE AGREEMENT

                                     BETWEEN

             MOTORS   MECHANICAL   REINSURANCE   COMPANY,   LIMITED

                                       AND

                              (Certified Purchaser)

                                 _________  , 19

Motors Mechanical Reinsurance
  Company, Limited
Financial Services Centre
Bishops Court Hill
St Michael, Barbados

Gentlemen:

The undersigned Shareholder (as more fully described below) hereby offers to purchase certain shares of stock of Motors Mechanical Reinsurance Company, Limited, a Barbados Corporation (the "Company"), upon the terms and conditions set forth herein. The Shareholder hereby tenders a check in the amount of the Purchase Payment (as defined herein), to be held in an escrow account with Barclays Bank PLC (the "Escrow Account"). This offer shall expire on the 120th day after the date hereof if the Company has not accepted it prior to such expiration date. The Shareholder acknowledges receipt of a prospectus dated with respect to the stock described herein.

1.   DEFINITIONS

1.1 Franchisee. The term "Franchisee" means (insert name(s) and address(es) of Franchisee(s) of the automobile sales franchise(s) related to the applicable MIC Agency Account).

1.2 MIC. The term "MIC" means Motors Insurance Corporation, a New York corporation.

1.3 MIC Agency Account. The term "MIC Agency Account" means the separate business record maintained by MIC or any of its subsidiaries or affiliates to track volume, experience and commissions with respect to insurance business related to the automobile sales franchise(s) owned by the Franchisee.

1.4 Purchase Payment. The term "Purchase Payment" means the $ ($75 (U.S.) x number of shares) paid hereunder as consideration for the purchase of the Shares.

1.5  Shareholder.  The term "Shareholder" means                , taxpayer
identification number            , who is a citizen of                  ,
and who resides at                               .

1.6  Shares.  The term "Shares" means            shares (number of shares) of
the authorized shares of a series of the participating stock of the Company, which series consists of 100 shares, and which is issued in respect of the MIC Agency Account.

1.7 The masculine gender is to be construed to include a female or an entity where the context of this Agreement so requires.

2.   REPRESENTATIONS

2.1 Representation of Shareholder. The Shareholder represents that he has been duly certified (on the form furnished by the Company and attached hereto) by the Franchisee and meets the requirements for this purchase and sale as set forth in the Articles of Incorporation of the Company (the "Articles"), copies of which are attached to the prospectus. (It is understood that, if the Franchisee consists of more than one person, all such persons must join in the certification of the Shareholder.)

2.2 Representation of Company. The Company represents that the issuance and sale of the Shares pursuant to this Agreement has been duly authorized by the Board in accordance with the Articles, and is consistent with the applicable provisions of Barbados law.

3.   PURCHASE AND SALE OF SHARES

Upon acceptance of this Agreement by the Company, the Company agrees to sell and issue to the Shareholder, and the Shareholder agrees to purchase, the Shares in consideration of the Purchase Payment.

4.   ESCROW OF PURCHASE PAYMENT

Subject to the following sentence, the Purchase Payment will remain on deposit in the Escrow Account until the Shares are issued by the Company. If this Agreement is not executed by the Company within 120 days of the date hereof, the Purchase Payment shall be refunded promptly together with any interest earned thereon. Following execution by the Company, the Shareholder shall have no right to withdraw the amount of the Purchase Payment or any interest earned thereon.

5.   COVENANTS OF THE COMPANY

5.1 Series of Participating Stock. No more than 100 shares of the same series of participating stock as the Shares shall be issued by the Company, and no other series of such stock shall be issued with respect to the MIC Agency Account.

5.2 Reinsurance Business. The business of the Company shall be limited to the reinsurance of mechanical breakdown risks underwritten by MIC or its subsidiaries or affiliates and identified with the MIC Agency Account and similar MIC accounts maintained with respect to automobile franchises for which series of participating stock of the Company are issued and outstanding.

6.   LIMITATIONS BASED ON INADEQUATE CAPITAL

The Shareholder and the Company agree that if the Company cannot meet the minimum margin of solvency requirements under Barbados insurance law, then, to the extent the net asset value attributable to the Subsidiary Capital Account (the "Account") for the shares issued pursuant to this Agreement is less than its pro rata share (based on proportionate earned premium) of the Company's required net asset value, the Company shall reduce the business attributable to the Account, on a pro rata basis with such other accounts that are similarly deficient, by retrocession or some other means acceptable to the Company, to the extent necessary to permit the Company to meet the Company's required minimum margin of solvency.

7.   RESTRICTIONS ON TRANSFER

The Shareholder agrees to be bound by and shall be subject to all provisions in the Articles (including without limitation those with respect to the ownership and transfer of the Shares) that are in effect as of the date of this Agreement or that may be added in the future, and any amendments to such provisions. It is understood that the Company may place on the certificate for the Shares a legend stating in substance:

     The sale, transfer, or other disposition of the shares evidenced by this certificate is restricted pursuant to provisions of the Articles of Motors Mechanical Reinsurance Company, Limited ("Company"), and the Stock Purchase Agreement ("Agreement") between the Company and the Shareholder, dated
               , 19   , pursuant to which the shares were issued.  Copies of the
     Articles and the Agreement may be examined at the registered office of the Company.

8.   MISCELLANEOUS

8.1 Severability. If for any reason any provision of this Agreement shall be invalid or unenforceable, the validity of any or all of the remaining provisions shall not be affected thereby; provided, however, that the absence of such illegal or invalid provisions does not so materially alter the purpose of this Agreement such that the continuation of the arrangement contemplated by this Agreement would no longer be mutually beneficial to the Shareholder and the Company.

8.2 No Waiver. The failure of any party to insist upon strict performance of any obligation hereunder shall not be a waiver of the party's right to demand strict compliance therewith in the future.

8.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Barbados.

8.4 Counterparts. This Agreement has been executed in multiple copies, each of which shall for all purposes constitute one Agreement, binding on the parties.

8.5 Assignment. This Agreement is personal to the parties and, except as contemplated herein and in the Articles, no party shall have any right to assign any right or to delegate any duty hereunder, either voluntarily or involuntarily, or by operation of law.

8.6 Term of Agreement. Except as herein expressly provided, this Agreement shall remain in force as long as the Shares remain outstanding. If not terminated sooner, this Agreement shall terminate upon the earlier of the redemption of the Shares or the liquidation of the Company.

8.7 Effect of Transfer. The Shareholder shall be relieved of all restrictions and obligations and shall not be entitled to any further benefits under this Agreement upon transfer of all the Shares and upon the agreement of the transferee to be bound by the terms and conditions of this Agreement.

8.8 Amendment. No change, modification, or amendment to this Agreement shall be valid or binding upon the parties hereto unless such change, modification, or amendment shall be in writing signed by all of the parties.

8.9 Integration. This Agreement constitutes the full and complete agreement between the Shareholder and the Company.

8.10 Captions. Titles or captions of sections, paragraphs or exhibits contained in or made a part of this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

8.11 Notices. Any and all notifications permitted or required to be made under this Agreement shall be in writing, signed by the party giving such notification, and shall be sent by registered or certified mail, postage prepaid
(1) if to the Shareholder, at the address set forth in Section 1.5 of this Agreement or at such other address as may have been furnished by the Shareholder to the Company in writing; or (2) if to the Company, in care of Alexander Insurance Managers (Barbados) Limited, Financial Services Centre, Bishops Court Hill, St. Michael, Barbados, W.I. For purposes of computing a time period, the date of mailing shall be the date of notification.

8.12 Survival of Representations and Warranties. All agreements, representations, and warranties contained herein or made in writing by the Shareholder or the Company in connection with the transactions contemplated hereby shall survive the execution and delivery of this Agreement, and the sale and purchase of the Shares under this Agreement.

8.13 Relationship to Articles. The provisions of the Articles are incorporated herein to the extent relevant to this Agreement.

If the authorized representative of the Company executes this Agreement on its behalf, then this Agreement shall become a binding contract, subject to the terms and conditions set forth herein, between the Company and the Shareholder as of the date of the execution on behalf of the Company.



                                             Very truly yours,


______________________________               _________________________________
Date                                         Signature of Shareholder


                                             _________________________________
                                             Print Name of Shareholder

The foregoing Agreement is hereby accepted and agreed to as of the date set
forth below. Series P-    is hereby designated for the Shares described in this
Agreement.

MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED

By ___________________________               Dated: __________________________

Title ________________________

Note: Upon acceptance by the Company, a duly signed copy of this Agreement shall be sent to the Shareholder.


                                                                      APPENDIX C

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED

                               CERTIFICATION FORM

The undersigned represent(s) that he (she)(they) is (are) the owner(s) of an automobile sales franchise doing business as ______________________ (name of dealership), with respect to which MIC Agency Account___ is maintained. The undersigned hereby designate(s) ___________________________________ (name of purchaser), who resides at ____________________________ (address of purchaser), to be deemed eligible to purchase shares of a series of the participating stock of Motors Mechanical Reinsurance Company, Limited (the "Company") pursuant to the Articles of Incorporation of the Company. The undersigned further represent(s) that all beneficial owners of the dealership have consented to this designation.



______________________________                _________________________________
Date                                         Signature of Franchise Owner

                                             __________________________________
                                             Print Name of Franchise Owner



                          (Names of Co-Owners, if any)


______________________________               __________________________________
Date                                         Signature of Co-Owner

                                             __________________________________
                                             Print Name of Co-Owner



______________________________               __________________________________
Date                                         Signature of Co-Owner

                                             __________________________________
                                             Print Name of Co-Owner


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses, all of which were paid by Motors Insurance Corporation, in connection with the initial offering described in the Registration Statement:

      Registration Fee -- Securities
       and Exchange Commission ................  $    310

      State "Blue Sky" fees ...................  $ 16,476

      Accountants Fees and Expenses ...........  $ 10,000

      Legal Fees and Expenses .................  $ 30,000

      Printing and Engraving ..................  $  8,000

      Miscellaneous ...........................  $    -
                                                 --------
           Total Expenses .....................  $ 64,786
                                                 --------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Paragraph 10 of Registrant's By-Laws provides for the indemnification of Registrant's officers and directors (and such persons' heirs, executors and administrators) against any and all judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred by such person in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employe, fiduciary or member of any other corporation, partnership, joint venture, trust, enterprise or organization, except with respect to any matter for which indemnification would be void pursuant to the Companies Act, 1982 of Barbados (the "Companies Act").

Under the Companies Act, indemnification of Registrant's officers and directors against any liability which would attach by reason of any contract entered into or act or thing done or omitted to be done by them in performance of their office or in any way in the discharge of their duties, if the same happens through their not acting in good faith and in the best interest of the Registrant is void.

The position of the Securities and Exchange Commission regarding indemnification for liabilities arising under the Securities Act of 1933 is set forth under Item 17, paragraph 4 of this Part II.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

A. Exhibits:


     4  Restated Articles of Incorporation (filed as Appendix A to the
     Prospectus).

     5  Opinion of Evelyn, Gittens & Farmer.



     10 (a) Form of Principal Retrocession Agreement between Motors Insurance Corporation and Registrant filed by reference to Exhibit 10(a) of the Registration Statement on Form S-1, File No. 33-6534, dated June 18, 1986.

        (b) Form of Supplemental Retrocession Agreement between Motors Insurance Corporation and Registrant filed by reference to
               Exhibit 10(b) of the Registration Statement on From S-1, File No. 33-6534 dated June 18, 1986.

        (c) Specimen Stock Purchase Agreement (filed as Appendix B to the Prospectus).

        (d) Amended and Restated Stock Purchase Agreement between Registrant and Motors Insurance Corporation filed by reference to Exhibit 10(d) to Amendment No. 1 to Registration Statement on Form S-1, File No. 33-6534, dated February 12, 1987.

        (e) Insurance Management Agreement between Registrant and Alexander Insurance Managers (Barbados) Ltd dated March 19, 1992, filed by reference to Exhibit 10(f) to Annual Report on From 10-K, File No. 33-6534, for the year ended December 31, 1993.

     23 (a)    Consent of Evelyn, Gittens & Farmer.
             (b)    Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P.

        (c)    Consent of Deloitte & Touche, Independent Chartered Accountants.

     99 (a)    Certification Form (filed as Appendix C to the Prospectus).
        (b)    Guarantee issued by the Minister of Finance of Barbados filed by reference to Exhibit 28(b) of Amendment No. 1 to Registration
               Statement on Form S-1, File No. 33-6534, dated February  12,
               1987.
        (c)    Certificate of Barbados Residency filed by reference to Exhibit
               28(c) of Amendment No. 1 to Registration Statement on Form S-1,
               File No. 33-6534, dated February  12, 1987.


B. Financial Statement Schedules:

No financial statement schedules are submitted herewith because the information is included elsewhere in the financial statements or the notes thereto or such schedules are not applicable.


ITEM 17.   UNDERTAKINGS

The Company hereby undertakes:

(1) To file, during any period in which offers or sales of the securities being registered are being made, a post-effective amendment to this Registration
Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Michael, Barbados, on April 7, 1995

                                   MOTORS MECHANICAL
                                   REINSURANCE COMPANY, LIMITED


                                   By  s/Ronald W. Jones
                                      _____________________________________
                                    Ronald W. Jones, Vice-President,
                                           Finance

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        SIGNATURE                  TITLE                           DATE



 s/John D. Finnegan           Chairman and Chief            May 1, 1995
___________________________
   John D. Finnegan           Executive Officer

 s/William B. Noll            President and Director             May 1, 1995
__________________________
   William B. Noll            (Principal Executive Officer)

 s/Ronald W. Jones            Vice-President (Principal          April 7, 1995
__________________________
   Ronald W. Jones            Financial and Accounting
                              Officer)

 s/Louis S. Carrio, Jr.       Vice-President and Director        May 1, 1995
__________________________
   Louis S. Carrio, Jr.

 s/Bernard J. Buselmeier      Vice-President  and Director       May 1, 1995
__________________________
   Bernard J. Buselmeier

 s/Peter R. P. Evelyn         Director                      April 25, 1995
__________________________
   Peter R. P. Evelyn

                              Director                      May 1, 1995
__________________________
   Henry Faulkner, III